eldorado gold



2020 Notice of the Annual Meeting of Shareholders and

Management Proxy Circular

Who We Are

Eldorado Gold is a Canadian mid-tier gold and base metals producer with more than 25 years of experience building and operating mines in Europe, Asia and the Americas. The Company is dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where it operates.

eldorado gold

Voting by proxy is the easiest way to vote your shares. Please refer to your form of proxy or voting instruction form included in this package or to the FAQs section on page 6 of this Information Circular for more information on the voting methods available to you.

Telephone/internet **In person** **Mail**

Cover image: Underground at Lamaque, Canada.

Table of Contents

Proxy Summary

This summary highlights information contained in our Management Proxy Circular (the "Circular"). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

Annual Meeting Details

Date	Location	Time
Thursday, April 30, 2020	Fairmont Hotel Waddington Room 900 W Georgia Street Vancouver, BC V6C 2W6	3:00p.m. Pacific time



Shareholder Voting Matters

Business item	Management's recommendation	Reference page
Election of directors	FOR	10
Appoint auditors	FOR	11
Authorize Board to set auditor pay	FOR	11
Advisory vote on compensation	FOR	11

Director Nominees

Director	Principal occupation	Other public boards	Year first appointed	Independent	2019 Board and committee attendance	Committee participation	2019 AGM vote result ("for") (%)
George Albino	Corporate director	1	2016	Yes	100%	CGNC, Compensation	97.72
George Burns	President & CEO, Eldorado	1	2017	No	100%		98.55
Teresa Conway	Corporate director	0	2018	Yes	100%	Audit, Compensation	98.89
Catharine Farrow	President, FarExGeoMine Ltd.	2	Nominee	Yes	–	–	–
Pamela Gibson	Corporate director	1	2014	Yes	100%	CGNC (Chair), Audit	98.57
Michael Price	Corporate director	2	2011	Yes	100%	Sustainability (Chair), Audit	98.85
Steven Reid	Corporate director	2	2013	Yes	100%	Compensation (Chair), Sustainability	98.01
John Webster	Corporate director	1	2015	Yes	100%	Audit (Chair), CGNC	98.54

Board and Governance Highlights

Current Board composition		Page
Size of Board	8	10
Number of independent directors	7 (88%)	12
Average tenure of independent directors	5.7 years [1]	28
Number of women directors	2 (25%) [2]	30
Independent Chair and Board committees	Yes	13 & 36
In-camera sessions of independent directors	Yes	21
Board evaluation process	Yes	28
Board succession planning	Yes	28
Board orientation and continuing education	Yes	32
Board site visits	Yes	32
Share ownership policies for directors	Yes	72

Shareholder rights		
Annual election of directors	Yes	10
Directors elected individually (not by slate)	Yes	12
Majority Voting Policy for directors	Yes	10
Advance Notice Policy	Yes	10
Dual-class shares	No	–
Shareholder Engagement Policy	Yes	34

Governance		
Code of Conduct and Business Ethics	Yes	23
Anti-Bribery and Anti-Corruption Policy	Yes	24
Anti-Hedging	Yes	24
Diversity Policy	Yes	30
Board succession planning	Yes	28
Overboarding Policy	Yes	31
Term limits	No	31
Retirement age for directors	Yes	31
Independence review and disclosure of 10-plus-years directors	Yes	31
Executive succession planning	Yes	32

Compensation		
Advisory vote on executive compensation	Yes	40
Executive Compensation Recovery Policy (Clawback Policy)	Yes	45

Notes:

(1) If all nominee directors are elected, the average tenure of independent directors will be 4.7 years.

(2) If all nominee directors are elected, the number of women directors will be three (37.5%).

Notice of 2020 Annual Meeting of Shareholders

When

Thursday, April 30, 2020, at 3:00p.m. Pacific time

Where

Fairmont Hotel
Waddington Room
900 W Georgia Street
Vancouver, BC V6C 2W6

Items of Business

1. Receive our 2019 annual audited financial statements (page 10)
2. Elect eight directors for the coming year (page 10)
3. Re-appoint KPMG as auditor for the coming year (page 11)
4. Authorize the directors to set the auditor's pay (page 11)
5. Approve a non-binding advisory resolution on executive compensation (page 11)

Your Vote is Important

You are entitled to receive this notice to vote at our 2020 Annual Meeting of Shareholders ("2020 Annual Meeting") if you owned common shares of Eldorado Gold Corporation (Eldorado or "the Company") as of the close of business on March 12, 2020 ("the record date" for the 2020 Annual Meeting).

Notice and Access

We are using notice-and-access procedures to deliver our 2020 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management's Discussion and Analysis ("MD&A") are available on our website (www.eldoradogold.com/shareholder-materials) as of March 30, 2020, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission ("SEC") website (www.sec.gov), under Eldorado's name.

The Circular contains important information about the meeting and the Company. We encourage and remind you to access and review the Circular prior to voting.

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5
Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

Submitting Your Vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Tuesday, April 28, 2020, to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Tuesday, April 28, 2020.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1 877 657 5856 toll-free in North America or 1 416 867 2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

By order of the Board,

"Karen Aram"

Karen Aram

Corporate Secretary

Vancouver, BC

March 17, 2020

General Information

Eldorado Gold

In this document, "we," "us," "our," "Eldorado," "the Company" and "the Corporation" mean Eldorado Gold Corporation.

Shareholders

"You," "your" and "shareholder" mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

Date of Information

Information in this document is as of March 17, 2020, unless otherwise stated.

Exchange Rate

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2019 reported by the Bank of Canada of CDN$1.00 = USD$0.7536, unless otherwise noted.

Additional Information

You can find financial information relating to Eldorado in our Consolidated Financial Statements and MD&A dated December 31, 2019.

See our MD&A, financial statements and our Annual Information Form ("AIF") or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5

FAQs

Who can vote?

If you hold Eldorado common shares at the close of business on March 12, 2020 (the "record date"), you are entitled to receive notice and vote at our 2020 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?

We are voting on the following items of business:

- Election of directors
- Appointment of auditors
- Authorizing the directors to set auditor pay
- Approval of a non-binding advisory resolution on executive compensation

What approval is required?

All items of business require approval by a majority of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As at March 12, 2020, we had a total of 167,250,295 common shares issued and outstanding.

Does any shareholder beneficially own 10% or more of the outstanding common shares?

Yes. Van Eck Associates Corporation, according to their most recent public filings, holds 19,584,953 of our common shares (12.33%) as of the record date.

We are not aware of any other shareholders who beneficially own, either directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Are you aware of any interest of insiders in material transactions?

No. Other than as disclosed in this Circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares or anyone associated or affiliated with them who has or had during 2019 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest on any item of business?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2019 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors and appointing the independent auditor.

How will I receive the meeting materials?

Under the notice-and-access provisions, a Notice of Meeting will be mailed to registered owners of Eldorado common shares on March 30, 2020, along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado's website (www.eldoradogold.com/shareholder-materials).

If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners ("OBOs") are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners ("NOBOs") are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in one of two ways:

- Attend the meeting and vote your shares in person
- Appoint someone else (your proxyholder) to attend the meeting and vote your shares for you

You can vote by proxy in one of three ways:

- Complete, sign and return your form of proxy by mail in the pre paid envelope provided
- Vote by telephone by following the instructions on your form of proxy
- Visit the website indicated on your proxy and follow the instructions there

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes. If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy. Print the name of the person (your proxyholder) you want, in the space provided. Your proxyholder need not be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with our transfer agent, Computershare Trust Company of Canada ("Computershare"), upon arrival at the meeting.

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

- Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
- Have your intermediary appoint you as proxyholder to attend the meeting and vote your shares in person
- Have your intermediary appoint someone else to attend the meeting and vote your shares for you

You can submit your voting instruction form in one of three ways:

- Complete, sign and return your voting instruction form by mail as instructed on the form
- Vote by telephone by following the instructions on your voting instruction form
- Visit the website indicated on your voting instruction form and follow the instructions there

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Kingsdale Advisors ("Kingsdale") to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to vote in person or want to appoint someone to attend on your behalf, insert your name (or the name of that other person, as appropriate) in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. When you or your nominee arrive at the meeting, register with our transfer agent, Computershare. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer ("CEO") – or, failing him, Timothy Garvin, Executive Vice President ("EVP") and General Counsel – as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the form of proxy and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor's pay

FOR approval of a non-binding advisory resolution on executive compensation

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation. If you appointed a proxyholder other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder's attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your form of proxy.

How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, BC V6C 0A3
Attention: Georald Ingborg

You can also give your written notice to the Chair of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR website (www.sedar.com), under our Company profile, after the meeting.

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by 3:00p.m. (Pacific time) on Tuesday, April 28, 2020, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado's management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Kingsdale whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which we estimate to be approximately CDN$82,000 plus disbursements.

Any questions related to voting your shares and requests for assistance may be directed to the Proxy Solicitation Agent:

t: 1 877 657 5856 (toll-free within North America)
e: contactus@kingsdaleadvisors.com
f: 1 866 545 5580
Outside North America, banks and brokers can call collect: 1 416 867 2272

What if I have further questions about voting?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

t: 1 866 313 1872 (toll-free within North America)
f: 1 866 249 7775 (toll-free within North America)
www.computershare.com

Additional Information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2019, and additional information in our AIF or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5

Business of Meeting

1. Receiving Our Financial Statements and the Auditor's Report

Both our Consolidated Financial Statements for the year ended December 31, 2019, and the auditor's report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP ("KPMG"), our independent auditor for 2019, will be at the meeting to answer any questions about the auditor's report.

2. Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that eight directors will be elected this year, based on the mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Our director nominees for 2020 are:

George Albino	Pamela Gibson
George Burns	Michael Price
Teresa Conway	Steven Reid
Catharine Farrow	John Webster

Each of the nominee directors is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado's needs and culture; additionally, each has expressed his or her willingness to serve on the Board. Further information on each of the nominees can be found starting on page 12.

Majority Voting

The Board adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange (the "TSX") rules; it requires any nominee for election as a director who receives a majority of the votes "withheld" than votes "for" to submit his or her resignation to the Board. The Corporate Governance and Nominating Committee ("CGNC") will then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation. The Board, within 90 days of the relevant shareholder meeting, will consider the CGNC's recommendation and promptly announce the Board's decision to accept or reject the resignation offer by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the Board where the resignation is to be considered. Absent exceptional circumstances, the Board will accept the resignation, which will become effective upon the Board's acceptance. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the Board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

Advance Notice Policy

In 2014, shareholders approved the adoption of a new By-Law No. 1 of the Company, which contains an advance notice provision for director nominations.

Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (11th Floor, 550 Burrard Street, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2020 Annual Meeting, the required information must be sent to our Corporate Secretary by March 31, 2020. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under the Company's name.

We recommend that you vote **FOR** the election of the director nominees.

3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor's Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor's pay for 2020.

KPMG conducts the annual audit of our financial statements and provides audit-related, tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2019	2018	
Audit fees	USD$1,343,200	USD$1,194,457	Total fees for audit services
Audit-related fees	USD$64,500	USD$64,362	Majority of fees relate to French translations
All other services	–	USD$46,200	Human resources evaluation in Greece
Total	**USD$1,407,700**	**USD$1,305,019**	

We recommend that you vote **FOR** the appointment of KPMG as our auditor for the ensuing year and **FOR** authorizing the Board to set the auditor's pay.

4. Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay"

In 2016, the Board approved a policy on "say on pay" and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado's executive compensation. The advisory vote provides shareholders the opportunity to advise the Board on their view on our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as "the CD&A") of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company's compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the Company's profile on the SEDAR website (www.sedar.com).

We are pleased to report that in 2018 and 2019, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes "for" (%)	Votes "against" (%)
2019	94.53	5.47
2018	90.74	9.26

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company's executive compensation program as disclosed in the Company's Circular and the CD&A are appropriate.

We recommend that you vote **FOR** the adoption of the resolution to support our approach to executive compensation.

5. Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

About Our Director Nominees

At the meeting, shareholders will be asked to elect eight directors. All of the nominated directors are independent, with the exception of George Burns, the Company's President & CEO, and the Board committees are also comprised 100% of independent directors. The nominee directors have significant and complementary experience across multiple sectors and markets, which will help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:

- Corporate governance
- Capital markets expertise
- Strategic planning
- Financial and operating expertise
- Board diversity
- Sustainability

Further attributes of our nominee directors include:

- None of the director nominees is considered overboarded by the market-leading proxy advisory firms
- There are no Board interlocking relationships among the nominee directors
- All of Eldorado's independent directors meet the equity ownership requirement
- The Chair of the Audit Committee, John Webster, and Teresa Conway are both considered to be financial experts by the SEC
- If all nominee directors are elected by shareholders at the annual general meeting, the Board will have met the commitment to have 30% women on the Board by 2022, as set by our Diversity Policy, which was updated in February 2019
- Adopted, and adheres to, enhanced Corporate Governance Guidelines

The following tables set forth information with respect to our proposed nominee directors. All information in the profiles is noted as of December 31, 2019.

The value of director shareholding, including deferred units ("DUs") and common shares, has been calculated at the higher of the value at issue date or fair market value at December 31, 2019.

The total annual compensation for the independent directors includes fees, retainers and equity compensation. For further information on the compensation paid to our directors, please refer to our CD&A beginning on page 40.



88%
Independent
Seven of our eight director nominees are independent



> 6 years
30%
< 6 years
70%

5.7
Years
Over 70% of our independent director nominees have tenure of six years or less



62

Average Age of Our Director Nominees



37.5%
Women
Three of our eight director nominees are women



USA (1)
12.5%
United Kingdom (2)
25%
Canada (5)
62.5%

Geographic Location
Over 62% of our director nominees reside in Canada

Board of Directors (Current)



Left to right: Michael Price, Teresa Conway, John Webster, George Burns, George Albino, Pamela Gibson, Steven Reid, Geoffrey Handley



George Albino, Chair

Dr. George Albino was appointed as Chair of the Board on January 1, 2018, after serving as a member of the Board from October 2016. Prior to his retirement, he was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division, from 2010 until 2016. He has over 35 years of experience in mining and finance, having been a geologist for 18 years and a sell-side analyst covering mining (principally gold) stocks for 19 years. As a geologist, he worked in the industry for a variety of producing and development companies in exploration, operating and corporate roles as well as spending time in academia and as a government research geologist. Dr. Albino holds B.A.Sc., M.S., and Ph.D. degrees in geology from Queen's University, Colorado State University, and University of Western Ontario, respectively. Dr. Albino also serves on the board of Orla Mining Ltd.

Independent director since: October 2016

Resides: Colorado, USA

Age: 61

Areas of Expertise

Finance
Investment banking
Mergers & acquisitions
Mining industry
Engineering
Geology

Education

Ph.D., Geology, University of Western Ontario

M.S., Geology, Colorado State University

B.A.Sc., Geological Engineering, Queen's University

Current Occupation

Corporate director

Accreditations and Memberships

Accredited Director (Acc. Dir.)

Other Directorships

Orla Mining Limited

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
CGNC	4 of 4	100%
Compensation Committee	5 of 5	100%

Annual meeting voting results

Year	2018	2019
For	95.88%	97.72%
Withheld	4.12%	2.28%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018	35,000	34,948	28,235	525,000	Yes	382,498
2019	35,000	57,419	28,235	555,000	Yes	285,000



George Burns

George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, George was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

George has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. George has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns also serves on the board of Turquoise Hill Resources Ltd.

Director since: April 2017

Resides: British Columbia, Canada

Age: 60

Non-independent

Areas of Expertise

Mining industry

Mining engineering

Sustainability

Mine and process operations, development and construction

Mergers & acquisitions

Education

B.Sc., Mining Engineering, Montana College of Mineral Science and Technology

Current Occupation

President & CEO, Eldorado Gold Corporation

Accreditations and Memberships

SME member

PDAC member

Other Directorships

Turquoise Hill Resources Ltd.

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%

Annual meeting voting results

Year	2018	2019
For	97.84%	98.55%
Withheld	2.16%	1.45%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Compensation (CDN$) (base salary) [2]
2018	175,490	n/a	289,133	3,000,000	n/a	1,000,000
2019	223,784	n/a	478,208	3,000,000	Yes	1,000,000

Notes:

(1) Mr. Burns' share ownership requirement will become effective April 28, 2022.

(2) Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 61 for details of Mr. Burns' compensation.



Teresa Conway

Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with 25 years of experience in the North American energy markets. She was most recently the President and CEO of Powerex (2005–2017), and prior to that, she was CFO. She was also with PriceWaterhouseCoopers LLP ("PWC") for seven years. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Associated Engineering and Vancity.

Independent director since: June 2018

Resides: British Columbia, Canada

Age: 61

Areas of Expertise

Finance

Accounting

Energy trading and marketing

Corporate governance/ compliance

Compensation/ Human resources

Audit

Education

B.B.A., Simon Fraser University

Current Occupation

Corporate director

Accreditations and Memberships

Chartered Professional Accountants British Columbia

Accredited Director (ICD.D)

Other Directorships

None

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
Compensation Committee	5 of 5	100%
Audit Committee	4 of 4	100%

Annual meeting voting results

Year	2018	2019
For	98.14%	98.89%
Withheld	1.86%	1.11%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Total compensation (CDN$)
2018	3,000	563	–	n/a	n/a	66,249
2019	8,000	18,168	–	n/a	n/a	200,000

Note:

(1) Ms. Conway's share ownership requirement will become effective June 21, 2023.



Catharine Farrow

Dr. Catharine Farrow is a first-time director nominee. Dr. Farrow is a Professional Geoscientist (APGO) with more than 25 years of mining industry experience. She currently serves as a Director of Franco-Nevada, Centamin PLC, and is Chair of the Board of Exiro Minerals Corp. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Before TMAC, Dr. Farrow was Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.). Previously at Quadra FNX and FNX Mining Company Inc., she held many senior roles in a wide range of disciplines including operations, technical services, corporate development and exploration. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000).

Independent director since:
Director nominee

Resides: Ontario, Canada

Age: 55

Areas of Expertise

Mining industry
Geology
Technical
Finance
Compensation
Human resources
Corporate governance
Sustainability

Education

B.Sc. (Hons), Mount Allison University
M.Sc., Acadia University
Ph.D., Carleton University

Current Occupation

President, FarExGeoMine Ltd.

Accreditations and Memberships

Advisory Board Member of Behr Technologies Inc.
Chair of the Advisory Board of the Mineral Exploration Research Centre, Harquail School of Earth Sciences, Laurentian University
Member of Laurentian's Goodman School of Mines Advisory Board
Program Director of the Osgoode Mining Law Program
Accredited Director (ICD.D)

Other Directorships

Franco-Nevada Corporation
Centamin PLC

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	n/a	n/a

Annual meeting voting results

Year	2019
For	n/a
Withheld	n/a

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2019	–	–	–	n/a	n/a	–

Note:
Dr. Farrow is a first-time director nominee.



Pamela Gibson

Ms. Gibson was appointed to the Board of Directors in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, where she currently serves as Of Counsel, and previously as Managing Partner of the London and Toronto offices and Head of Capital Markets, Europe and Asia. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, disclosure, and other corporate strategic matters. Ms. Gibson holds a B.A. with distinction from York University, an LL.B. from Osgoode Hall Law School and an LL.M. from New York University. Ms. Gibson was also a law clerk to the Honorable Justice Howland, Chief Justice of the Ontario Court of Appeal. Ms. Gibson also serves on the board of NYSE listed GasLog Partners LP.

Independent director since: September 2014

Resides: London, United Kingdom

Age: 66

Areas of Expertise

Mining industry
Sustainability
Corporate finance
Corporate governance
Risk management
Human resources
Legal

Education

LL.M., New York University
LL.B., Osgoode Hall
B.A. (with Distinction), York University

Current Occupation

Corporate director

Accreditations and Memberships

Accredited Director (Acc. Dir.)

Member, New York and Ontario Bars

Other Directorships

GasLog Partners LP

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
CGNC	4 of 4	100%
Audit Committee	4 of 4	100%

Annual meeting voting results

Year	2018	2019
For	97.59%	98.57%
Withheld	2.41%	1.43%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018	–	25,335	48,125	270,000	Yes	228,749
2019	–	42,940	28,125	300,000	Yes	210,000



Michael Price

Dr. Michael Price was first elected to the Board of Directors in May 2011. He is a consultant and advisor in mining finance and since 2006 has been the London Representative of Resource Capital Funds. Previously, Dr. Price served as Managing Director, Joint Global Head of Mining and Metals of Barclays Capital. He was Managing Director, Global Head of Mining and Metals of Société Générale from 2001 to 2003, and Executive Director, Head of Resource Banking and Metals Trading, NM Rothschild & Sons Ltd. from 1989 to 2001. From 1981 to 1988, Dr. Price held various positions, including Mining Engineer and Business & Financial Analyst for British Petroleum PLC. He has B.Sc. and Ph.D. degrees in Mining Engineering from University College Cardiff. He also holds a Mine Manager's Certificate of Competency (Coal Mines, South Africa) and professional engineering qualifications MIMMM and Eur Ing (FEANI). Dr. Price serves on the board of Asanko Gold Corporation and Entrée Resources Ltd.

Independent director since: May 2011

Resides: London, United Kingdom

Age: 64

Areas of Expertise

Mining engineering

Sustainability

Mining finance

Mergers & acquisitions

Investment banking

Education

B.Sc.Eng. (2.1 Hons), Mining Engineering University College Cardiff

Ph.D., Mining Engineering, University College Cardiff

Mine Manager's Certificate of Competency (Coal Mines, South Africa)

Current Occupation

Corporate director

Accreditations and Memberships

MIMMM and Eur Ing (FEANI)

Accredited Director (Acc. Dir.)

Other Directorships

Asanko Gold Corporation

Entrée Resources Ltd.

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
Audit Committee	4 of 4	100%
Sustainability Committee	4 of 4	100%

Annual meeting voting results

Year	2018	2019
For	96.41%	98.85%
Withheld	3.59%	1.15%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018	–	27,171	36,172	270,000	Yes	227,499
2019	–	48,776	25,968	300,000	Yes	210,000



Steven Reid

Mr. Reid was first elected to the Board of Directors in May 2013. He has over 40 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA) and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of SSR Mining Inc. and Gold Fields Limited.

Independent director since: May 2013

Resides: Alberta, Canada

Age: 64

Areas of Expertise

Mining industry

Technical

Mining engineering

Sustainability

Compensation, human resources

Education

Trium Global Executive MBA

B.Sc., Mineral Engineering, South Australian Institute of Technology

Current Occupation

Corporate director

Accreditations and Memberships

Fellow, AusIMM

Member, CIM

Member, Society of Mining Engineers of A.I.M.E. (USA)

Accredited Director (ICD.D)

Other Directorships

SSR Mining Inc.

Gold Fields Limited

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
Compensation Committee	5 of 5	100%
Sustainability Committee	4 of 4	100%

Annual meeting voting results

Year	2018	2019
For	95.71%	98.01%
Withheld	4.29%	1.99%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018	10,000	54,020	5,555	270,000	Yes	228,094
2019	10,000	74,595	5,555	300,000	Yes	220,000



John Webster

Mr. Webster was first appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP ("PWC") until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe and as leader of the firm's Mining Practice in Canada. He has extensive experience as an audit partner and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons) in Economic and Social History from the University of Kent and is a Member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a Member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves on the board of Euro Manganese Inc.

Independent director since: January 2015

Resides: British Columbia, Canada

Age: 65

Areas of Expertise

Mining industry
Accounting
Audit
Corporate finance
Mergers & acquisitions

Education

B.A. (Hons.), University of Kent at Canterbury

Current Occupation

Corporate director

Accreditations and Memberships

ACA
Institute of Chartered Accountants in England and Wales
FCPA
FCA
Chartered Professional Accountants British Columbia
Accredited Director (Acc. Dir., ICD.D)

Other Directorships

Euro Manganese Inc.

Board and committee membership

	2019 Meeting attendance	% Meetings attended
Board of Directors	11 of 11	100%
CGNC	4 of 4	100%
Audit Committee	4 of 4	100%

Annual meeting voting results

Year	2018	2019
For	96.03%	98.54%
Withheld	3.97%	1.46%

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018	2,400	33,615	36,281	270,000	Yes	229,999
2019	2,400	56,378	16,281	300,000	Yes	235,000

Meeting Attendance

Directors attended 100% of our Board and committee meetings in 2019; seven of eight directors have been nominated for election attended and were elected by shareholders at the 2019 Annual Meeting.

Meeting In-Camera

The Board and each of the committees meet without management present (in-camera). In 2019, the Board held in-camera sessions at each of its 11 scheduled meetings. The Audit and Sustainability Committees met four times, the Compensation Committee met five times, and the CGNC each met four times without management present. In addition, the Mineral Reserve and Resource panel met three times.

2019 Board and Committee Meeting Attendance

		Committee meetings			
Director	Board meeting	Audit	Compensation	CGNC	Sustainability
George Albino [1]	11 of 11		5 of 5	4 of 4	
George Burns	11 of 11				
Teresa Conway	11 of 11	4 of 4	5 of 5		
Pamela Gibson [2]	11 of 11	4 of 4		4 of 4	
Geoffrey Handley [1,2]	11 of 11		5 of 5		4 of 4
Michael Price [2]	11 of 11	4 of 4			4 of 4
Steven Reid [1,2]	11 of 11		5 of 5		4 of 4
John Webster [2]	11 of 11	4 of 4		4 of 4	

Notes:

(1) Dr. Albino, Mr. Handley and Mr. Reid met with management three times in 2019 as members of the Mineral Reserve and Resource review panel. According to the Board's Terms of Reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources estimates and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the Board.

(2) The following directors served as committee Chairs in 2019:
- Mr. Webster – Chair of the Audit Committee
- Mr. Reid – Chair of the Compensation Committee
- Ms. Gibson – Chair of the CGNC
- Dr. Price – Chair of the Sustainability Committee
- Mr. Handley – Chair of the Mineral Reserve and Resource panel

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or Chief Financial Officer ("CFO") of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?	None
Bankruptcy – Has any director, within the last 10 years, · Personally, or · Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity): become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?	None
Penalties and sanctions – Has any director or proposed director been subject to: (a) Any penalties or sanctions imposed by a court, securities regulatory authority or entered into a settlement agreement with any securities regulatory authority, or (b) Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 1, 2000?	None

Loans to Directors and Officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors' and Officers' Liability Insurance

We maintain insurance policies with regards to directors' and officers' liability. These policies have an annual limit of USD$120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$1,299,285 for the period November 1, 2019 to November 1, 2020. The policies have a deductible of USD$1,000,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

Governance

Management and the Board of Directors recognize the value of good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC. As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/about-us/governance).

Ethical Business Conduct

Our Code of Conduct and Business Ethics (the "Code") is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

- Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
- Protecting and properly using our corporate assets
- Keeping our corporate information confidential and providing for securities trading restrictions in appropriate circumstances
- Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
- Promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
- Complying with laws, rules and regulations
- Reporting any illegal or unethical behaviour without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

We adopted the Code in October 2004, review it annually and update it to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com) and by contacting our Corporate Secretary.

Provisions of the Code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the Board. We will publicly disclose any waiver of the Code that is granted to a director or executive officer, or any amendments to a waiver or the Code itself, within four days of it being granted. Any material departure from the Code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report, to the extent required under National Instrument 51-102.

The Board monitors compliance with the Code. Each director, officer and employee is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also carefully consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The independent Board members will review and approve all such transactions.

Whistleblower Policy

As part of the Code, we adopted a Whistleblower Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behaviour that violates laws, government regulations or our Code.

Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint	Chair of the Audit Committee	Corporate Secretary
www.eldorado.ethicspoint.com (Click "file a new report") t: 1 866 384 4277	**John Webster** c/o 11th Floor, 550 Burrard Street Vancouver, BC V6C 2B5 e: auditchair@eldoradogold.com	**Karen Aram** 11th Floor, 550 Burrard Street Vancouver, BC V6C 2B5 t: 1 604 601 6656 e: karen.aram@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the Corporate Secretary. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee and the Corporate Secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado's internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries, if someone is acting in good faith in reporting any violations of the Code to the Company.

Anti-Bribery and Anti-Corruption Policy

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Anti-Corruption Compliance Policy ("ABC Policy") designed to provide guidance, training and tools to Eldorado's directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

Insider Trading Policy

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company's securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

Anti-Hedging

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

About the Board

Our Board of Directors oversees management who are in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the *Canada Business Corporations Act* ("CBCA"), our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and Responsibilities

The Board works with management throughout the strategic planning process to establish long-term goals and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

- Assessing and monitoring internal systems for managing the risks inherent in our business
- Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
- Overseeing our culture, practices and procedures on health and safety
- Overseeing our Environmental, Social and Governance ("ESG") strategy including initiatives, practices and procedures relating to the environment, community relations and human capital management, and governance

The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:

- Being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization
- Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
- Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
- Overseeing our succession planning, including appointing and monitoring the development of senior management
- Overseeing our internal control and management information systems
- Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
- Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
- Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

What We Expect of Our Directors

When elected to our Board, we expect our directors to commit their time and expertise, act with integrity and be good collaborators for the benefit of the Company and its stakeholders.

Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado's activities and building relationships with senior management.

Position Descriptions

The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board's Terms of Reference are attached in Schedule A: Terms of Reference for the Board, together with those of the Chair of the Board and of our four standing Board committees; these are available on our website (www.eldoradogold.com), or by contacting the Corporate Secretary.

Director Independence

The Board considers a director "independent" if he or she has no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE and as recommended by Institutional Shareholder Services ("ISS").

The CGNC considers the relationship of the Company to each of the directors and has determined that seven of the eight nominee directors are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.

Independent Chair and Board Committees

The Chair of the Board is independent. Our four standing Board committees consist entirely of independent directors.

Director Succession

The Board has a proactive and robust director succession planning process. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company's affairs. This skills matrix is updated regularly, reviewed annually and used as a reference tool for continual assessment. The current skills matrix for our nominee directors is detailed on the next page.

Director Nominee Skills Matrix

Director	Relevant industry skills				General business skills						
	Mining industry	Sustainability	Engineering	Geology	Accounting	Compensation/ human resources	Corporate governance/ compliance	Finance	Investment banking	Legal	M&A
George Albino	✔		✔	✔		✔		✔	✔		✔
George Burns	✔	✔	✔								✔
Teresa Conway					✔	✔	✔	✔			
Catharine Farrow	✔	✔		✔		✔	✔	✔			✔
Pamela Gibson	✔	✔					✔	✔		✔	
Michael Price	✔	✔	✔					✔	✔		✔
Steven Reid	✔	✔	✔			✔					✔
John Webster	✔				✔			✔			✔

The CGNC sets aside time at regularly scheduled meetings to discuss the Board's current mix of skills, experience and competencies, to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board. Directors are asked to recommend individuals they consider candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado's affairs (see page 31 for information on overboarding). We will also regularly use external search firms to identify director candidates. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process.

Based on these discussions and input from the skills matrix, the CGNC then proposes a slate of director candidates that is reviewed and approved by the Board.

The chart below summarizes our annual review process undertaken in nominating director candidates.

Review
corporate objectives and goals
Where are we as a company?

Assess
current Board's mix of skills, experience and competencies for potential gaps

Identify
skills, experience and competency areas that need development

Nominate
new director candidates based on review

Governance Initiatives

Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. In 2018, we undertook a review of our corporate governance policies and procedures and adopted a number of initiatives, which were reflected in two new key policies: our Diversity Policy and Corporate Governance Guidelines (copies of which can be found at www.eldoradogold.com). These initiatives, discussed in more detail on the following pages, addressed such topics as:

- Board and senior management diversity
- Overboarding (i.e. serving on other boards)
- Term limits
- Independence review of long-standing directors (10-plus years)
- Retirement age

In 2019, our governance initiatives focused on four key areas: Board renewal and succession planning, an independent in-depth Board evaluation and assessment process, enhanced oversight of the Company's human capital management, and a commitment to diversity and inclusion as outlined below.

Board Renewal and Succession Planning

In 2019, Geoff Handley indicated his intention to step down from the Board and not stand for re-election at our 2020 AGM. The CGNC and Board completed a detailed review of the composition of the Board. Various considerations were taken into account during the review process, including strengthening the expertise of the Board in key areas in light of Mr. Handley's departure, succession planning, Board diversity and continuity of the Board. The extensive review process resulted in the nomination of Catharine Farrow as a director nominee for our 2020 AGM.

Since 2017, five of our long-standing directors, each of whom has served over 14 years or more, have stepped down from the Board. Seven of our eight director nominees (as noted below) have been elected or appointed within the last seven years.

- Steven Reid, May 2013
- Pamela Gibson, September 2014
- John Webster, January 2015
- George Albino, October 2016
- George Burns, April 2017
- Teresa Conway, June 2018
- Catharine Farrow, if elected, April 2020

Over 70% of our independent director nominees have tenure of six years or less.

Board Evaluation and Assessments of Individual Directors

Prior to 2019, an internal Board evaluation questionnaire was circulated every two years for completion, with one-on-one interviews between each director and the Board Chair held in alternating years.

In 2019, the CGNC, which is responsible for the review and recommendation to the Board regarding the appropriate methodology of the assessment, recommended that the Board engage a third-party advisor to externally facilitate an independent in-depth evaluation of the Board and its committees. During the year, Tekara Organizational Effectiveness Inc. was engaged to facilitate this process on behalf of the Board, with the goal of enhancing its effectiveness as a Board and with senior management.

The review process was conducted in two parts consisting of an online survey to benchmark the Board's and senior management's perceptions and interactions and consisted of the following categories:

- Board Responsibilities
- Strategy
- Culture
- Composition and Support
- Processes and Procedures
- Leadership

The second part of the process consisted of interviews with individual board directors and senior management. The interviews focused on the Board as a whole and the supporting work of the committees and included:

- Current performance
- Strengths
- Need for improvement
- Situational needs
- Defining success

Upon completion, the data and feedback from the directors and senior management was reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with senior management and finally presented to the Board with recommendations and actions for improvements, which are being considered carefully and implemented, as appropriate, over the coming months.

This enhanced Board-evaluation process will continue to be facilitated externally and will follow a three-year cycle as outlined below. During 2020 (Year 2), the Board will focus on individual director evaluations.


Year One
Board and committee evaluation
Year Two
Individual director evaluations
Year Three
Adjust and repeat cycle

Human Capital Management

The Board believes that attracting, developing and retaining top talent globally is vital to Eldorado's long-term success. Our Board is actively involved in human capital management ("HCM") in its oversight of our long-term strategy and through its committees and engagement with management. In 2019, the CGNC's oversight responsibilities were expanded to include oversight of our Company's culture and HCM strategies.

Key HCM responsibilities include the following:

- Oversees employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey
- Oversees the development and monitoring of senior executive succession and development plans
- Monitors the key health metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring
- Creates the tone at the top and supports management's efforts to foster a culture of integrity and compliance throughout the Company in support of our company values

HCM strategies are discussed and monitored quarterly with in-depth discussions on executive succession management annually.

Diversity and Inclusion

At Eldorado, we believe the diversity of our team is important. We embrace diversity and recognize and leverage the value of diversity for our shareholders, employees and the communities where we operate. In 2018, the Board adopted a formal Diversity Policy to strengthen the representation of diverse members on the Board as well as senior management. The policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers diversity, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.

The Board is responsible for establishing measurable objectives for achieving gender diversity and assessing, on an annual basis, the Company's achievement against its gender diversity objectives, including the representation of women in the organization. In 2018, Eldorado became a member of 30% Club Canada, which is an organization that aims to achieve better gender balance at the board level as well as at senior management levels. As a member of the 30% Club, Eldorado has a goal to have women represent 30% of our Board and senior management by the end of 2022. Each year, as part of its assessment of the Company's corporate governance practices and succession planning, the CGNC reviews and reports to the Board on the number of women on the Board and in senior management positions, and specifically consider opportunities for increasing diversity – in particular, gender diversity.

We consider diversity when identifying and assessing candidates for director and senior management positions. Eldorado strives to include female candidates for all key position openings and considers the representation of women in making appointments, including for executive officer roles. Search firms engaged to assist in identifying candidates for appointment to Board or senior management are directed to include diverse candidates generally, and remove any demographic-related information about a candidate that can lead to bias. In the case of the Board, at least 50% of the candidates presented by a search firm must be women.

However, in all cases, decisions on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the opportunities available for women will be beneficial for all employees and increase diversity more broadly at Eldorado globally.

Consistent with this view, the Board will continue to assess revising our diversity practices to include representatives of "designated groups," as defined in the amendments made to the *Employment Equity Act (Canada)*, which groups include women, Aboriginal peoples, people with disabilities and members of visible minorities.

Our current Board has two women directors (or 25% of the Board are women). Following the 2020 AGM, assuming shareholders elect all three female nominee directors, our Board will have over 37% women. This percentage is higher than what is characteristic of boards of most Canadian public issuers. Currently, none of our director nominees identify under any other designated groups.

Consistent with our Diversity Policy and our commitment to the 30% Club, our goal is to have 30% representation of women in senior management by 2022. Currently, we have two officers who are women, which represents 14% of senior management positions. Although we have not set other diversity targets for designated persons, two of our five named executive officers (40%) are members of visible minorities. We do not have any other designated groups in senior management at this time.

Below is a summary of the number of women on our Board and in senior management positions within the Company as well as our diversity targets.

Board of Directors

	Number of women	Total members	% of women	% Change	Target
2018	2	8	25	12.5	30% by 2022
2019	2	8	25	–	
2020	3 (1)	8	37.5	12.5	

Senior Management including Named Executives and Vice Presidents

	Number of women	Total members	% of women	% Change	Target
2018	2 (2)	14	14	(14.5)	30% by 2022
2019	3	15	20	6	
2020	2	14	14	(6)	

Notes:

(1) Assuming all eight of the director nominees are elected by shareholders at the upcoming annual meeting.

(2) During 2018, two long-standing female executives left the Company. Ms. Dawn Moss, EVP Administration, retired, and Ms. Fabiana Chubbs, CFO, departed from the Company.

Overboarding: Serving on Other Boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 13 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director would be notified of the assessment results.

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director's service on other non-public company boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

i) No director may serve on more than four public company boards (including the Company's Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company's Audit Committee)

ii) No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO)

Further, any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination and written approval that the member is able to effectively serve on the Company's Audit Committee. This determination will be disclosed in the Company's Management Proxy Circular.

None of our directors is considered overboarded.

Term Limits

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company's history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board renewal process described in our Corporate Governance Guidelines and our Diversity Policy.

Independence Review of Long-standing Directors (10-plus Years)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director's continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company's Circular.

Over time, overlap and interaction with management can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus; this may prevent independent directors from critically challenging management.

None of our director nominees for consideration at the 2020 Annual Meeting have served more than 10 years.

Retirement Age

Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director's retirement age, if it considers that such an extension is in the best interests of the Company.

None of our directors has reached the retirement age.

Orientation and Continuing Education

Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations, development and exploration projects first-hand.

We introduced a director accreditation program in early 2011, as part of our continuing education program. The program was developed with the Institute of Chartered Secretaries and Administrators ("ICSA") to supplement the Board's finance, business and industry experience, and it focuses on critical areas of governance like strategy and risk management. Our independent directors have received the Director Accreditation designation ("Acc. Dir.") or Institute of Corporate Directors ("ICD.D") designation. Directors maintain their designations by attending educational sessions on topics of interest or concern to directors, as organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the Company. Newly elected directors may attend the ICSA director accreditation program at Eldorado's expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

Site Visits

Our directors routinely visit Eldorado's operations. In June 2019, the directors toured our Lamaque operations in Val-d'Or, Quebec, Canada. During their visit to Val-d'Or, they toured the Sigma milling complex, the tailings management facility, the surface facilities at the main site and the underground. While in Val-d'Or, the directors also had an opportunity to meet and interact with employees and community members at the annual community barbeque.



Members of the Sustainability Committee also had the opportunity to meet and speak with the on-site engineers of the tailings management facility regarding the expansion and upgrade of the tailings dam and related infrastructure.

At each of the quarterly meetings of the Board, directors receive an in-depth report and presentation on each of our business units and meet with selected regional management.

Executive Succession Planning

Our Board held several executive in-camera sessions with the CEO in 2019 to discuss succession planning for the executive management team. The Board continually reviews succession development planning for the CEO and senior executives. In addition, the Company has a development and succession plan for senior positions in place, which is reviewed regularly by the CEO.

During 2019, Paul Skayman, EVP and Chief Operating Officer ("COO"), announced his intention to retire in 2020. He had held the position of COO since July 1, 2012. Following an extensive search, led by a third-party executive search firm, Joseph Dick was identified as the preferred candidate. Mr. Dick was appointed EVP and Chief Operating Officer on December 2, 2019.

Independent Advice

The Board's Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

Conflicts of Interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC's Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

Equity (Share) Ownership

The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company's interests and those of our shareholders.

In 2018, the Board changed the minimum equity ownership requirement to three times the annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. As of 2018, stock options are no longer granted to directors.

Our President & CEO is mandated to own at least three times his or her annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2019 equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2019).

Further, at our 2018 Annual Meeting, shareholders approved an Amended Stock Option Plan, which combined the Employee Plan and the Officers and Directors Plan to form a new plan, the Amended and Restated Officer, Employee and Consultant Plan.

Strategic Planning

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado's strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management's progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are:

- Consistent with strategic goals
- Reflective of the corporate culture of our business
- In alignment with our Company's risk tolerance

Strategic Planning Process


Review and approve annual budget and five-year plan
Review performance against strategic and operating goals on a quarterly basis
Ongoing review of strategic plan and revision on an as-needed basis

Risk Management

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart at the right.

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate office. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the Risk Factors sections of our most recent AIF and MD&A.


Audit Committee
oversees financial reporting, internal controls and related financial matters
CGNC
oversees governance program, compliance policies and procedures, human capital management, including director and executive succession planning
Board
oversees overall risks
Compensation Committee
oversees executive and director compensation and governance over compensation practices
Sustainability Committee
oversees community, security, human rights, environment, health and safety

Shareholder Engagement and How to Communicate with the Board and Management

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company's shareholders, and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.

We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company's shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary
Eldorado Gold Corporation
11th Floor, 550 Burrard Street
Vancouver, BC Canada V6C 2B5

Please also write **"Private and Confidential"** on the envelope.

You can also communicate with the Board via our website (www.eldoradogold.com/contact-us/board-of-directors).

The ways that we communicate with our shareholders and the topics we discuss are illustrated below.


Eldorado Shareholder Engagement
Year in Review Report
Annual Report
Proxy Circular
Annual Information Form
Quarterly MD&A
Meetings (in person and telephone)
Quarterly conference calls
Website
Social media platforms


Topics for Engagement
Board structure, composition, and performance
CEO performance
Overall Company performance
Corporate governance practices and disclosures
Board oversight of accounting, auditing and internal controls
Succession planning process for CEO and Board
Long-term corporate strategy
Executive compensation

In April 2019, the Chair of the Board and Chairs of the Compensation Committee and the CGNC offered telephone meetings to shareholders, representing over 35% of our share ownership, and had telephone meetings with shareholders representing 8.5% of our ownership to discuss Eldorado's overall corporate strategy and its link to our compensation practices as well as our enhanced governance structure and practices.

Throughout 2019, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.

For further information on 2019 shareholder engagement, please refer to page 46.

Shareholders can contact the Board through email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2021 Annual General Meeting, it must be sent to our Corporate Secretary by December 30, 2020, for it to be considered for inclusion in our 2021 Management Proxy Circular. We did not receive any shareholder proposals for this year's meeting.

Board Committees

The Board carries out its mandate directly or through its committees. In 2019, we had four standing committees, which fully comprise independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado's current business activities. The President & CEO does not participate in making appointments to the committees of the Board.



Left to right: Teresa Conway, Michael Price, John Webster, Pamela Gibson

Audit Committee: 100% Independent

- John Webster, Chair
- Pamela Gibson
- Teresa Conway
- Michael Price

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are "audit committee financial experts," as defined by the SEC. See Mr. Webster's and Ms. Conway's director profiles on pages 20 and 15, respectively, for information on their qualifications as financial experts.

The Audit Committee is responsible for:

- Overseeing financial reporting, internal controls, the audit process and our public disclosure documents relating to financial statements as well as our Code of Conduct and Business Ethics
- Recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation
- Pre-approving audit, audit-related and tax services to be provided by the external auditor
- Reviewing our hiring policies for former employees of an external auditor to an audit or finance role
- Reviewing the terms of engagement for the external auditor

Audit Partner Rotation

In accordance with best practices and Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019.

Pre-approval of Audit Services

In 2005, the Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The Terms of Reference for the Audit Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.



Left to right: Michael Price, Steven Reid, Geoffrey Handley

Sustainability Committee: 100% Independent

- Michael Price, Chair
- Geoffrey Handley
- Steven Reid

The Sustainability Committee was established to advise and make recommendations in its oversight role to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance, which is an integral part of our overall ESG strategy. This includes, among other things:

- Reviewing our annual sustainability report prior to its issuance
- Overseeing the establishment and periodic review of corporate environmental, health and safety, and human rights policies
- Reviewing and monitoring our environmental, health and safety programs and procedures
- Monitoring management's environmental and health and safety risk assessments, and risk related to sustainability and impact-evaluation procedures
- Monitoring management's performance regarding environmental, health and safety, and social and human rights initiatives with respect to employees, communities and other stakeholders
- Monitoring and reporting to the Board on management's procedures regarding environmental and health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents

Sustainability is at the core of Eldorado's business practices. During 2019, Eldorado started work on implementing a Sustainability Integrated Management System ("SIMS"), which is a global framework that outlines a common set of standards by which we will operate. SIMS was founded, formed and fostered on and through our values of integrity, collaboration, drive, agility and courage. Effectively implementing SIMS globally is part of Eldorado's 2020 corporate scorecard.

Other highlights from 2019 Include:

- **Increased tailings management disclosure:** in 2019, in response to requests for increased disclosure on tailings management from various stakeholder groups, Eldorado published tailings-specific disclosure online. This disclosure can be found on our website at www.eldoradogold.com/responsibility/our-environment/Tailings-Management/default.aspx
- **Energy-efficiency pilot programs launched:** our Lamaque mine in Quebec, Canada, began investigating its energy use and has subsequently developed a program to reduce energy consumption and greenhouse gas emissions.
- **Increased stakeholder engagement:** across our global operations, we continue to work with local communities, government stakeholders and civil society organizations to advance sustainable development through responsible mining practices.
- **Health and safety audits conducted at each site:** during the year, the Director of Health & Safety conducted internal audits across our operations to assess health and safety systems and performance at the site level.

The Terms of Reference for the Sustainability Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Corporate Governance and Nominating Committee ("CGNC"): 100% Independent

- Pamela Gibson, Chair
- George Albino
- John Webster



Left to right: John Webster, Pamela Gibson, George Albino

Our governance systems provide mechanisms for the evaluation and effective management of our operations, personnel, risks and relationships. We invest in developing our leadership, policies, systems and engagement practices to meet stakeholders' expectations of being a trusted operator.

We believe in clear and comprehensive disclosure and open communication with all of our stakeholders. In 2018, the Board adopted a set of Corporate Governance Guidelines, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 25–31.

The Terms of Reference for the CGNC can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Compensation Committee: 100% Independent

- Steven Reid, Chair
- George Albino
- Geoffrey Handley
- Teresa Conway



Left to right: Teresa Conway, George Albino, Steven Reid, Geoffrey Handley

The Compensation Committee is responsible for:

- Developing director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado's talent and workforce needs
- Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
- Reviewing and approving the terms of employment and performance objectives for the named executive officers ("NEOs")
- Assessing the performance of the President & CEO

Independent decision-making, the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation are critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members to the right are members of compensation committees for other publicly listed companies.

Member	Company	Position
Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
Geoffrey Handley	Endeavour Silver Corp.	Compensation Committee, Member

The Terms of Reference for the Compensation Committee can be found on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Statement of Executive Compensation

This section of the Circular discusses the components of our executive and director compensation programs as well as the compensation decisions made over the past year for the following NEOs mentioned throughout this Circular.

NEOs	
George Burns	President & CEO
Philip Yee	Executive VP & Chief Financial Officer
Paul Skayman	Special Advisor to the COO [1]
Jason Cho	Executive VP & Chief Strategy Officer
Timothy Garvin	Executive VP & General Counsel

(1) In 2019, Mr. Skayman informed the Company of his intentions to retire in 2020. On December 2, 2019, Joseph Dick joined the organization as the new EVP and COO, and Mr. Skayman's role transitioned to Special Advisor to the COO.

Compensation Discussion and Analysis ("CD&A")

Table of Contents

Letter to Shareholders

Dear Fellow Shareholders,

Over the past few years, the Board and the Compensation Committee have continued to make a deliberate effort to realign the Company's compensation practices to better link pay and performance, particularly the operational and financial performance of the Company. During this time, we made significant changes to the overall plan design, maintained executive base salaries at 2017 levels and revised our peer group to be more representative of our market capitalization and operational complexities, including location and focus on gold.

With these structural changes in place, defining the 2019 corporate and individual executive objectives was crucial for the year ahead, which was a pivotal year for Eldorado.

Some of the notable achievements in 2019 included:

- Resuming mining and heap leaching at Kışladağ, Eldorado's cornerstone asset in Turkey, and advancing metallurgical testwork to support a longer mine life
- The start-up of a new mine, Lamaque, located in Quebec, just two years after acquisition of the asset
- Securing the Company's financial future by successfully completing a $300 million senior notes offering and $450 million secured credit facility
- Significant progress on a positive path forward in Greece to create value for all stakeholders
- Evolving the Company's culture globally

The hard work and combined efforts of our global teams resulted in 2019 being a turnaround year for Eldorado and the outperformance of our share price relative to our peers was reflective of these achievements. This groundwork and consistent effort will position the Company to create long-term shareholder value.

Specific details of these achievements are outlined on pages 51 & 52 in the CD&A, but from a pay-for-performance perspective, the achievement of key corporate objectives was scored at 104% for 2019.

Effective December 31, 2019, the Board and Compensation Committee terminated the Company's defined benefit pension programs and is in the process of winding up these arrangements. As these programs were in aggregate fully funded as of the date of wind-up, no additional Company contributions are expected to be required to settle benefits. The one remaining employee who was actively participating in these programs has transferred to a defined contribution program for service on and after January 1, 2020.

Looking towards 2020, we have established objectives for the year ahead, maintaining our current focus on delivering safely and sustainably at our current operations, but with added emphasis on unlocking value from our portfolio in Greece. Our CEO's base salary will remain unchanged for the third consecutive year and his short-term incentive ("STI") outcome remains 100% tied to the achievement of the corporate objectives.

With an eye on pay for performance, the Committee has also launched an initiative to look at the best way to introduce a return-based metric into its target-setting process. As our investors know, mining is a capital-intensive business and, in many cases, the time between an initial investment and realizing value could be several years. Ensuring the establishment of appropriate business objectives and avoiding unintended consequences will be investigated before proceeding. More details on the metrics being investigated can be found on page 49.

Thank you for taking the time to read and consider the enclosed information.

"Steven Reid"

Steven Reid

Chair, Compensation Committee



Compensation Philosophy and Objectives

Creating long-term value for our shareholders while delivering solid financial and operational performance year after year demands an exceptional executive leadership team with substantial experience, agility and integrity.

Our approach to compensation aims to:

- Attract, motivate and retain high-calibre individuals to act in the best interests of the Company
- Motivate executives to deliver high-performance results while encouraging appropriate risk-taking and risk management
- Align interests of executives with those of our shareholders by balancing rewards that recognize short-term results and incentivize long-term value creation
- Promote a strong corporate culture that incorporates a sensibly sized executive team that fosters efficient leadership

Eldorado is committed to balancing the need to attract and retain the best leaders to execute its business strategies while maintaining fair and reasonable compensation programs.

When determining compensation levels for the NEOs and senior management, we consider the following:

- Need to offer competitive compensation programs
- Executive's tenure, performance and breadth of experience
- Executive's current responsibilities and expected future contributions
- Overall economic environment and market conditions within the industry
- Internal compensation alignment
- Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.

Pay for Performance

We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable "at-risk" incentive compensation that is tied to short-, medium- and long-term performance, as shown below.

- A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
- We incentivize short-term results that drive both near-term and long-term value creation
- Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives


President & CEO
76% at-risk pay
52%
24%
24%
Other NEOs
70% at-risk pay
45%
30%
25%
Base salary
Short-term incentives ("STIs")
Long-term incentives ("LTIs")

Peer Group Selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and to determine retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

We believe our peer group is representative of Eldorado's current market positioning and our expectation that the Company will grow as its business plan is executed.

Since redeveloping our peer group in 2017, our current peer group has remained unchanged, outside of removing those companies who no longer exist as a result of acquisition. Our peer group is based on the following criteria:

- North American-listed gold companies (with select metals and mining companies, as appropriate)
- Complexity of operations (e.g. international operations, complex jurisdictions, multiple mine sites)
- Comparable size and similar operating characteristics

2019 Peer Group

Alacer Gold	Centerra Gold Inc.	IAMGOLD Corporation	SSR Mining Inc.
Alamos Gold Inc.	Detour Gold Corporation	New Gold Inc.	Torex Gold Resources Inc.
B2Gold Corp.	Endeavour Mining Corporation	Pan American Silver Corp.	
Capstone Mining Corp.	First Majestic Silver Corp.	SEMAFO Inc.	

2019 peer group percentile ranking

	Revenue FY2019 USD$ millions	Assets FY2019 USD$ millions	Market cap (12/31/19) USD$ millions
75th percentile	1,088	2,873	2,746
50th percentile	662	2,016	2,209
25th percentile	474	1,306	1,186
Eldorado	**618**	**4,649**	**1,274**
Percentile rank	**36p**	**Highest**	**26p**

In making compensation decisions, we consider the compensation levels at the peer group companies as well as our ongoing contractual obligations and our need to attract and retain the right leaders to deliver on our business plan.

Managing Compensation Risk

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.

Eldorado's risk management process includes:

- Identifying and categorizing risks
- Evaluating risks individually for the likelihood of occurrence and the severity if the risk were to occur
- Evaluating the interconnectivity of the risks in aggregate
- Designing and developing strategies and additional controls to mitigate identified risks
- Identifying an acceptable level of risk that will foster long-term shareholder growth
- Assessing effectiveness of controls and risk-measurement and management strategies

As part of their responsibilities associated with risk oversight, in 2018, the Compensation Committee engaged Willis Towers Watson ("WTW") to provide a compensation risk assessment. The objectives of the review included:

- Documenting the extent of roles and responsibilities in risk management oversight of compensation policies and practices
- Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
- Identifying any risk arising from the existing executive compensation policies and practices, incentive goals and variable pay plans that are likely to have a material adverse effect on the organization

Based on a review of that report, the Compensation Committee concluded that there are no significant risks arising from Eldorado's executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

What we do	What we don't do
✔ **Balanced compensation programs:** balance between short-term and long-term compensation discourages short-term risk-taking at the expense of long-term results.	✗ No loans provided to executives.
✔ **Focus on the long term:** a greater award opportunity derived from LTIs compared to STIs, creating greater focus on sustained Company performance over time.	✗ No guaranteed minimum payouts on STIs or guaranteed vesting levels for PSUs.
✔ **Mix of sufficiently challenging performance measures:** used in the STIP to provide a balanced performance focus.	✗ No option repricing.
✔ **Use of maximums/caps** in the STIP and PSU Plan.	✗ No gross-up payments to cover personal income taxes that pertain to executive or severance benefits.
✔ **Clawback Policy:** allows the Board to recoup short- and long-term incentive compensation in the event a NEO is engaged in fraud, willful misconduct or gross negligence, resulting in the need for a material restatement of the Company's financial results.	✗ No excessive perquisites for executives.
✔ **Link pay to performance:** a significant portion of executive compensation is subject to the achievement of set performance criteria and is at risk.	✗ No hedging by insiders.
✔ **Significant share ownership requirements:** the NEOs are required to hold a multiple of their base salaries in Eldorado equity (including common shares and RSUs).	
✔ **Double-trigger change of control:** severance payments are not awarded and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required.	
✔ **Maximum severance payout** following a change of control is two times the executive's base salary and STIP paid in the last 12 months.	
✔ **Independent compensation consultants** are engaged by the Compensation Committee to provide independent advice.	

Clawback Policy

Eldorado introduced an Executive Compensation Recovery Policy (the "Clawback Policy"), effective January 1, 2016, enabling the Board to recover performance-based compensation, within 12 months of a material restatement, from an NEO or other officer of the Company that engaged in fraud, willful misconduct or gross negligence and which resulted in the need for a material restatement of the Company's financial results, where the error resulted in the overpayment of incentive compensation. In 2018, the Board amended the Clawback Policy to recover any incentive-based compensation, whether paid in cash or in equity, within the three-year period preceding the date on which the Company is required to prepare the accounting restatement. We will continue to adjust this policy in accordance with applicable laws and regulations.

Executive Equity Ownership

The President & CEO is required to own at least three times his or her annual base salary and other executive officers at least two times their annual base salary in Eldorado equity, including common shares and vested or unvested RSUs. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved by December 31 each year, or within five years of appointment.

The table below summarizes the equity holdings of our NEOs as of December 31, 2019.

We believe our executives should have a stake in the future growth of Eldorado and that their interests should be directly aligned with our shareholders.

NEOs	Base salary (CDN$)	Common shares [1]	RSUs [2]	Total equity holdings [3]	Market value (CDN$)	Cost at issue date (CDN$)	Multiple of salary [4]	Achieved	Date equity-holding requirements to be met
George Burns	1,000,000	223,784	129,816	353,600	3,688,048	2,356,578	3.69	✔	Apr. 28, 2022
Philip Yee	500,000	165,438	134,242	299,690	3,125,662	2,215,040	6.25	✔	Sept. 24, 2023
Paul Skayman	540,000	61,376	69,686	131,062	1,366,977	1,756,396	3.35	✔	Dec. 31, 2019
Jason Cho	500,000	24,326	44,909	69,235	722,121	555,850	1.44	New in role	Nov. 1, 2022
Timothy Garvin	365,000	30,000	32,955	62,955	656,621	374,205	1.80	New in role	Feb. 20, 2023

Notes:

(1) Outstanding common shares as of December 31, 2019.

(2) Vested and unvested RSUs as of December 31, 2019.

(3) Total units of common shares and RSUs.

(4) Based on the higher of the value at acquisition date or fair market value at December 31, 2019 (CDN$10.43), and base salaries at December 31, 2019.

Determining Compensation

Role of the Compensation Committee

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess:

- The competitiveness of compensation for directors and executives
- Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
- Appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders
- The total compensation for our senior executives and whether the components are applied appropriately

Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs.

The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.

Over the past several years, in addition to executing the committees' regular annual and charter appointed duties, the Compensation Committee along with senior management communicated with our shareholders on executive compensation matters. The following is a summary of our activities:



Left to right: Teresa Conway, George Albino, Steven Reid, Geoffrey Handley

The Compensation Committee is responsible for the oversight of all compensation programs, and it takes this responsibility very seriously.

Period	Action
April 2019	The Chair, George Albino, and Chairs of the Compensation Committee and the CGNC, Steven Reid and Pamela Gibson, respectively, offered telephone meetings to shareholders representing over 35% of our share ownership, and had telephone meetings with shareholders representing 8.5% of our ownership to discuss Eldorado's overall corporate strategy and its link to our compensation practices as well as our enhanced governance structure and practices.
May 2018	The Chair, George Albino, and other Board members, specifically the Chairs of the CGNC and Compensation Committee, Steven Reid and Pamela Gibson, respectively, met with the corporate governance arms of some of our institutional shareholders representing 41% of our shareholder base to discuss governance matters including compensation matters. The majority of these meetings were held in person, with ~9% of the meetings held by telephone.
November 2017	Management met with and solicited feedback from the Company's key shareholders (i.e. those representing 40% of our shareholder base at the time) on business strategy and executive compensation.

Role of the President & CEO

Eldorado's President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to:

- Annual business goals and objectives for the STI and LTI programs
- Base salary adjustments and STI and LTI targets and actual awards for Eldorado's NEOs and other officers
- Company-wide equity-based compensation for senior managers
- Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend his or her own compensation.

Role of Independent Compensation Consultants

The Compensation Committee engages independent compensation consultants who provide no other work for the Company to advise on executive and director compensation matters. Beginning in 2016, the Company retained WTW in connection with the review and update of its executive and director compensation program.

In 2019, WTW:

- Commented on various incentive design and governance-related trends within the mining industry and more broadly
- Reviewed the potential use of a return-based metric within the PSU Plan
- Provided assistance related to proxy disclosure
- Supported the Committee in conducting a compensation program risk assessment

The Compensation Committee has engaged Morneau Shepell since 2007 to provide actuarial services and to advise on the design and structure of Eldorado's Pension Plan. Morneau Shepell also provided advisory services to the participants in the Pension Plan.

The Compensation Committee considered the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2019 and 2018, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers.

Compensation advisor	2019 (CDN$)	2018 (CDN$)
Willis Towers Watson	74,527	138,595
Morneau Shepell	281,805	350,094

No fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates.

Compensation Components and 2019 Compensation Decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado's compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

Eldorado targets the 50th percentile of our peer group on the compensation elements that are shown below.

Summary of Compensation Components

		Fixed	Variable					Fixed
Components		CASH			EQUITY			OTHER
		Salary	Short-term Incentive Plan (STIP)		Long-term Incentive Plan (LTIP)			Other
Purpose		Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive value		Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years			Invests in executive health and well-being and provides an important source of income at retirement and is a retention tool
Detail	Make-up		Corporate Objectives	Individual Objectives	PSUs	RSUs	Options	DC Pension
	Weighting		CEO: 100% NEOs: 70%	0% 30%	50%	25%	25%	• 10–15% • Vesting period
	Target amount		CEO: 100% of salary NEOs: 60–100% of salary		CEO: 220% of salary NEOs: 150% of salary			
	Outcomes		0–2X target	0–2X target	Performance 0–2X	1X	1X	
Performance Period		1 Year	1 Year		3 Years Cliff vests	3 Years Vests one-third each year	5 Years Vests one-third each year	
Measures		Assessed performance Reference to peer group	15% Safety, Sustainability & Governance 30% Operational Execution 5% People 15% Financial Excellence 35% Growth & Value Creation	Specifically designed for each executive and aligned with corporate strategy and objectives	Three-year relative TSR vs S&P/TSX Global Gold Index (absolute TSR constraint)		Requires share price increase compared with date of grant	

Return-based Metric or Return on Investment Capital ("ROIC")

Eldorado recognizes the importance of investing wisely and is therefore investigating the use of a return-based metric for introduction to its incentive compensation program. Shareholders appreciate that the industry is capital-intensive, so having our people focused on and aligned in regard to achieving a return on our investments represents a common goal. Within our compensation peer group, Eldorado has the highest valuation of assets on the balance sheet, so obtaining a return on those assets is crucial to our business.

Before introducing a new metric, the Compensation Committee and the Board have elected to investigate the potential alternatives throughout 2020 using:

- Actual results from specific investments that our management team has recommended and been responsible for
- Backtesting of prior year results to understand the volatility, predictability and business impact of the different potential return measures

There are many potential methods of measuring a return, so throughout 2020, consistent with our corporate strategy, we will be investigating what form the most appropriate return metric might take, including, but not limited to:

- A year-on-year change in annual capital invested
- A targeted longer-term return on ROIC for the Company, or
- A targeted longer-term return on invested capital for a specific major project

As with all our objectives, the Compensation Committee is very aware of the need to establish appropriate and credible targets to ensure they appropriately incentivize performance and there are no unintended consequences through the use of the targets.

By year end 2020, the Compensation Committee will have investigated alternatives and will have established the potential benefits and shortfalls of introducing a return-based metric into its compensation objectives.

Base Salary

We aim to establish the base salary component as a competitive foundation for our executive compensation program and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive's experience, responsibility, seniority, proven or expected performance, employment market conditions and competitiveness when compared to similar positions in Eldorado's peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado's peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent. In 2019, other than Mr. Cho who was promoted to EVP and Chief Strategy Officer, base salary compensation levels remained the same as in 2018.

NEOs	2019 (CDN$)	2018 (CDN$)
George Burns	1,000,000	1,000,000
Philip Yee [1]	500,000	500,000
Paul Skayman	540,000	540,000
Jason Cho [2]	489,792	465,000
Timothy Garvin [3]	365,000	365,000

Notes:

(1) Mr. Yee commenced employment September 24, 2018. The amount shown is an annualized salary.

(2) Mr. Cho was promoted to EVP and Chief Strategy Officer on April 15, 2019, and his salary was increased to $500,000. The total for 2019 represents the prorated salary.

(3) Mr. Garvin commenced employment February 20, 2018. The amount shown is an annualized salary.

Short-term Incentive Plan ("STIP")

The STIP is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado's strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company's operating and financial results.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

Achievement of annual operational, financial and strategic goals is an important indicator of the health of the Company and our ability to build long-term shareholder value.

While the STIP is based on a one-year performance period, we set challenging operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program with the LTI program, described in the following pages, is intended to motivate our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows.

Base Salary ($)	×	Target Award Level (%)	×	Corporate (Achievement Level x Weighting)	+	Personal (Achievement Level x Weighting)	=	STIP Award ($)
		Expressed as a percentage of base salary Varies by position level and responsibility Aligns with industry practice		Multiple objectives within the Corporate Scorecard, each with an assigned weighting Achievement level is based on quantitative assessment of performance		Multiple objectives that vary by participant depending on role Each objective is assigned a weighting Achievement level is based on how well the participant achieves each personal objective		

The table below shows the 2019 target award levels and framework for each of the NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Personal objectives weighting (%)
George Burns	100	0–200	100	–
Philip Yee	80	0–160	70	30
Paul Skayman	100	0–200	70	30
Jason Cho	80	0–160	70	30
Timothy Garvin	80	0–160	70	30

2019 Corporate Objectives Performance

Safety, Sustainability & Governance

Operating safely and sustainably is core to Eldorado. We continually look for ways to minimize safety incidents and maintain a strong safety and sustainability culture.

- Safety audits at each operational mine site were conducted during the year.
- The overall lost-time injury frequency rate ("LTFIR") and total recordable injury frequency rate ("TRIFR") increased; however, work continued to improve our safety performance and culture.
- Work started on implementing a Sustainability Integrated Management System ("SIMS"), which is a global framework that outlines a common set of standards by which to operate.
- Zero major environmental reportable incidents.

Operational Execution

Operating profitable mines is critical to Eldorado's ongoing success.

- **Total gold produced:** 2019 gold production of 395,311 ounces met the Company's annual consolidated production guidance.
- **Total byproduct produced (gold equivalent):** A combination of lower than expected tonnage and lower than expected base metal grades at our Kassandra Mines in Greece led to a decrease in gold-equivalent production for the year.
- **All-in sustaining costs ("AISC"):** AISC for the year was higher than the target due to increased sustaining capital expenditures at gold operations primarily a result of sustaining capital expenditures at Lamaque for underground development and tailings dam expansion. Production was also at the lower end of the Company's forecast, which increased the costs per ounce.
- **Cash flow per share:** Cash flow per share exceeded our expectations as a result of a higher average realized gold price in 2019.

People

Evolving our culture is a key driver to our future success. In 2019, we focused on developing our culture and implementing a successful leadership program.

- **Values:** Through the voices of our employees, we defined our global values. The behaviours that ignite our culture are integrity, agility, courage, collaboration and drive.
- **Leadership:** Five leadership-development sessions were held over the course of the year, resulting in noticeable positive changes in the culture across the organization.

Financial Excellence

Refinancing and restructuring our balance sheet was a key focus for the Company in 2019. In order to improve the Company's financial position and flexibility, along with bolstering its balance sheet, the Company did the following:

- Broadened our lending syndicate and restructured the $300 million credit facility to a new USD$450 million senior secured credit facility
- Closed a $300 million high-yield financing of senior secured second lien notes, which combined with the restructured credit facility allowed the Company to refinance its 2012 senior notes
- Filed a prospectus that will allow Eldorado to offer up to USD$750 million of various securities from time to time over a 25-month period

Growth and Value Creation

Developing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado's growth and value creation.

- **Greece:** The Company received several key permits for Skouries and Olympias during the year, and continues to advance discussions with the Greek government to achieve the necessary terms and conditions required to restart its investments.
- **Business plan:** The Company continued to optimize its business by studying and implementing several key projects during the year.
- **Resources and reserves:** The 3% decrease in proven and probable reserve ounces was primarily attributable to production during the year.

2019 Corporate Objectives Results

Objective	Threshold	Target	Challenge	Result	Achievement level	Weighting	Score
Safety, Sustainability & Governance							
Reduce LTIFR	1.3	1.17	1.05	*Did not meet threshold* (1.49)	0	5%	0%
Reduce TRIFR	8.16	7.34	6.61	*Did not meet threshold* (8.17)	0	5%	0%
Enhance site safety audits and remediate	*Met threshold*				0.5	5%	3%
Modifier: zero fatalities and zero environmental and regulatory non-compliance modifier (major incidents)	*Achieved, no modifier applied*						
Operational Execution							
Total gold produced (oz)	376,372	418,191	460,010	*Exceeded threshold* (395,331)	0.7	10%	7%
Total byproduct produced (gold equivalent)	109,971	122,190	134,409	*Did not meet threshold* (83,557) [1]	0	5%	0%
AISC (USD$/oz)	1,076	978	880	*Exceeded threshold* (1,034)	0.67	7.5%	5%
Cash flow (USD$) per share	0.80	0.88	0.96	*Exceeded target* (0.95) [2]	1.86	7.5%	14%
People							
Advance the evolution of corporate culture by developing and implementing a successful leadership program	*Met challenge*				2	5%	10%
Financial Excellence							
Address near-term debt maturities and capital structure	*Exceeded target*				1.8	15%	27%
Growth & Value Creation							
Resolution of path forward with Greece	*Exceeded target in numerous specific areas*				1.53	15%	23%
Add value and reduce risk by developing and implementing a robust business plan	*Met target*				1	15%	15%
Maintain gold-equivalent resources and reserves per share	*Did not meet threshold*				0	5%	0%
Corporate Score							**104%**

Notes:

(1) Total byproduct produced (gold equivalent) is based on production forecasts for the year and metal prices of $1,275 Au, $17.00 Ag, $2,500 Zn and $2,250 Pb.

(2) Cash flow per share consists of cash flow from operations before working capital changes and divided by the weighted average shares outstanding in the period.

2019 STIP Awards

The table below shows the actual STIP awards for the year ended December 31, 2019.

			Corporate performance		Personal performance				
NEOs	2019 Base salary (CDN$)	Target STIP (% of salary)	Weight (%)	Score	Weight (%)	Score	Achievement level (%)	STIP payout (achievement level × target award) (%)	2019 STIP award (CDN$)
George Burns	1,000,000	100	100	1.04	0	n/a	104	104	1,040,000
Philip Yee	500,000	80	70	1.04	30	1.56	119.6	95.6	478,200
Paul Skayman	540,000	100	70	1.04	30	0.80	96.8	96.8	522,720
Jason Cho	489,792	80	70	1.04	30	1.79	126.6	101.2	495,865
Timothy Garvin	365,000	80	70	1.04	30	1.70	123.8	99.0	361,496
								Total payout	**$2,898,281**

Long-term Incentives ("LTIs")

LTIs align the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado's share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance.

The value of LTIs will increase or decrease in tandem with the executive team's achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.

Target LTI Award and Mix

Eldorado's target LTI award value and mix are set to align with industry best practices and good governance.

LTI Mix


25%
50%
25%

- Performance share units ("PSUs")
- Restricted share units ("RSUs")
- Stock options

Target Award Level

Base salary x 220% (President & CEO)
Base salary x 150% (other NEOs)

Vesting Terms and Conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	PSUs	RSUs	Stock options
Determining the number of units granted	PSU grant value divided by closing share price on day prior	RSU grant value divided by closing share price on day prior	Stock option grant value divided by Black-Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years

Performance Share Units ("PSUs")

PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado's long-term performance by providing compensation that is conditional on the achievement of predetermined performance criteria.

PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado's three-year relative Total Shareholder Return ("relative TSR") performance over the three-year performance period and the three-year absolute Total Shareholder Return ("absolute TSR") performance.

The number of PSUs that are earned and redeemed is calculated as follows:

Number of PSUs granted × **Three-year relative TSR multiplier** = **Final number of PSUs**

Relative performance required	Three-year relative TSR multiplier (%)
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Three-year Absolute TSR Constraint

The three-year relative TSR multiplier will be capped at 100% if Eldorado's three-year absolute TSR is negative for the performance period.

Why Relative TSR with an Absolute TSR Constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index, which includes many of the companies in our peer group; this provides a clear indication of our performance compared to that of our peers over the same time period.

The **absolute TSR constraint** caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

PSUs granted in 2017 that vested in January 2020 did not meet the threshold performance target; therefore there was no payout ($0).

Based on feedback from shareholders, particularly around adding a return metric to the PSU Plan, in 2018, the Compensation Committee commenced a review of the potential use of a second PSU metric. The Compensation Committee has engaged WTW to advise the Committee on this research. This review is currently under way, including how best to incorporate a metric into the Plan design and backtesting to understand the implications around target setting. Based on this research, the Compensation Committee will consider whether it is feasible to add a return-based metric in future grants.

Restricted Share Units ("RSUs")

The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, the experience of our executives is linked to that of our shareholders.

RSU awards typically vest in three tranches over three years.

Stock Options

Stock options link the experience of our executives to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on a positive move in the share price.

Stock options generally vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

2019 Long-term Incentives

The table below shows the number of units and value of LTIs awarded to the NEOs for 2019 (granted in early 2020). LTIs form part of the annual compensation package for executives and are granted in the first quarter following year end.

	PSUs		RSUs		Stock options	
NEOs	Number granted	Value [1] (CDN$)	Number granted	Value [2] (CDN$)	Number granted	Value [3] (CDN$)
George Burns	85,271	1,099,996	42,635	549,992	102,230	549,997
Philip Yee	29,651	382,498	14,825	191,243	35,548	191,248
Paul Skayman	–	–	–	–	–	–
Jason Cho	29,651	382,498	14,825	191,243	35,548	191,248
Timothy Garvin	25,000	322,500	12,500	161,250	29,972	161,249

Notes:

(1) The PSUs were granted on March 5, 2020. The number of PSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on March 4, 2020 (CDN$12.90).

(2) The RSUs were granted on March 5, 2020. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on March 4, 2020 (CDN$12.90).

(3) The stock options were granted on March 5, 2020, at an exercise price of CDN$12.90, the closing share price per Eldorado common share on the TSX on March 5, 2020. The value of stock option grants is based on the Black-Scholes method.

Retirement Benefits

In 2017, Eldorado introduced a DC Supplemental Executive Retirement Plan ("SERP") for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

On December 13, 2019, the Company resolved to wind up the DB SERP, effective December 31, 2019. Mr. Skayman is the only active member who participated in the DB SERP.

Defined Contribution ("DC SERP")

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the *Income Tax Act (Canada)* ("the *Tax Act*") on annual registered retirement savings plan ("RRSP") contributions. For the purpose of the *Tax Act*, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STI award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.

The DC SERP program is funded on an annual basis, and the funds are invested at the discretion of the participant. The investment risks and rewards are assumed by each participant and not by the Company.

During the year ended December 31, 2019, a total of CDN$543,862 was accumulated in contributions on behalf of the NEOs Mr. Burns, Mr. Yee, Mr. Cho, and Mr. Garvin. Accumulated pension benefits under the DC SERP (up to and including 2019) and annual RRSP contributions are as follows:

NEOs	Accumulated value at start of year (CDN$)	Compensatory change [1,2] (CDN$)	Accumulated value at end of year (CDN$)
George Burns	575,000	300,000	875,000
Philip Yee	24,375	90,000	114,375
Jason Cho	96,929	88,162	185,091
Timothy Garvin	56,512	65,700	122,212

Notes:

(1) SERP benefits are fully vested following a vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(2) This amount excludes the annual return value.

Defined Benefit ("DB") Pension Program (Grandfathered)

The DB Pension Program was implemented in 2008 and consists of the Eldorado Gold Corporation Pension Plan for Designated Employees (the "Designated Plan"), registered under the *Income Tax Act (Canada)*, and the DB SERP. The DB SERP provides participants with benefits that are in excess of the maximum pension limit (in 2019, the maximum pension limit is CDN$3,025.56 per year of service). The combined annual retirement benefit is equal to 2% of the average of the highest three years of annual earnings in the 10-year period prior to retirement, multiplied by years of service.

The normal retirement age is 65, but participants may take an unreduced pension at age 60 (for benefits that are vested). The participants can retire as early as 55 with a reduced pension if they have at least 10 years of service as an executive officer. All pension benefits may be payable as a joint and two-thirds survivor pension with a five-year guarantee, if elected by the participant.

Retirement benefits are based on the total cash compensation paid to the named executives during the year, which typically includes base salary and STI awards.

The annual pensionable earnings for Mr. Skayman was capped at CDN$600,000 in 2012. For subsequent years, the cap for determining the participant's pensionable earnings under the DB Pension Program is indexed to the Consumer Price Index for Canada.

On December 13, 2019, the Company resolved to wind up the Designated Plan and the DB SERP, effective December 31, 2019. The wind-up of the Designated Plan is expected to be completed during 2020. As these programs were in aggregate fully funded as of the date of wind-up, no additional Company contributions are expected to be required to settle benefits. For the DB SERP, each member's entitlement was crystallized in 2019 and the DB SERP's obligation has changed from a monthly lifetime pension payment to a known one-off lump-sum payment.

2019 Retirement Benefits

As at December 31, 2019, there were a total of five DB SERP participants (one active employee and four former employees).

The non-compensatory change in 2019 resulted primarily from changes in the discount rate, and the active member's entitlement changed from a monthly lifetime pension payment to a one-off lump-sum payment. The discount rate of a retirement plan is the rate used to calculate the present value of expected future cash flows when measuring the pension benefit obligations. The Company uses a discount rate based on Canadian AA corporate bond yields, in keeping with International Accounting Standards.

The table below shows the following information for each named executive participating in the DB Pension Program in 2019:

- Years of credited service as at December 31, 2019
- The estimated annual benefit accrued or earned for service up to December 31, 2019, and up to the age of 65
- A reconciliation of the accrued obligation from December 31, 2018 to December 31, 2019

Named executive	Number of years of credited service	Annual benefits payable [1] (CDN$)		Opening present value of defined benefit obligation [2] (CDN$)	Compensatory change [3] (CDN$)	Non-compensatory change [4] (CDN$)	Closing present value of defined benefit obligation [2] (CDN$)
		At year end	At age 65				
Paul Skayman	11.1	145,017	145,017	1,662,958	299,404	528,957	2,491,319

Notes:

(1) The annual benefits shown are based on current pensionable earnings and credited service, are subject to the limits discussed above where applicable, and are payable from the participant's assumed retirement date in the normal form, subject to certain vesting provisions. Although Mr. Skayman's benefit entitlement under the DB SERP has changed to a one-off lump-sum payment, the annual benefits shown include his accrued pension under the DB SERP used to determine his lump-sum entitlement under that plan. Since the DB Pension Program was wound up, effective December 31, 2019, no further credited service will be earned after 2019.

(2) The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used to determine the pension plan obligations, as disclosed in Note 18 of the Company's 2018 Consolidated Financial Statements or Note 18 of the Company's 2019 Consolidated Financial Statements, as applicable. The only exceptions are that the present value of defined benefit obligation uses the normal retirement age of 65 as the assumed retirement age, which differs from the 2018 and 2019 Consolidated Financial Statements, and the closing present value of defined benefit obligation with respect to the DB SERP reflects the change in his benefit entitlement to a one-off lump-sum payment.

(3) The amount shown under the compensatory change column is the sum of two items: (i) value of the projected pension earned for service during 2019; and (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the opening present value of defined benefit obligation.

(4) The amount shown under the non-compensatory change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses including benefits paid, and allowance for the change in the DB SERP benefit entitlement from a monthly lifetime pension to a one-off lump-sum payment.

Additional notes:

All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not represent the participants' actual entitlements at retirement.

The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations; as a result, the figures may not be directly comparable across corporations.

Perquisites and Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

None of the other NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000 or 10% of the respective executive officer's salary. Mr. Burns, Mr. Yee, Mr. Skayman, Mr. Cho and Mr. Garvin received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership.

In 2019, the Company launched an Employee Share Purchase Plan ("ESPP") in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. Shares are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their base annual salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant's contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary.

Compensation Tables and Disclosures

Shareholder Return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2014 and December 31, 2019, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

Five-year Performance (2014–2019)


$
200
180
160
140
120
100
80
60
40
20
0
Dec. 31 2014
Dec. 31 2015
Dec. 31 2016
Dec. 31 2017
Dec. 31 2018
Dec. 31 2019
Eldorado Gold Corp.
S&P/TSX Global Gold Index
S&P/TSX Composite Index
Source: Bloomberg

2019 Performance


$
300
250
200
150
100
50
0
Dec. 31 2018
Mar. 31 2019
Jun. 30 2019
Sept. 30 2019
Dec. 31 2019
Eldorado Gold Corp.
S&P/TSX Global Gold Index
S&P/TSX Composite Index
Source: Bloomberg

As at December 31	2014	2015	2016	2017	2018	2019
Eldorado Gold Corp.	$100	$58	$61	$26	$11	$30
S&P/TSX Global Gold Index	$100	$90	$136	$138	$133	$188
S&P/TSX Composite Index	$100	$92	$111	$121	$110	$136

Total shareholder return	2015	2016	2017	2018	Five-year	Five-year CAGR (1)
Eldorado Gold Corp.	-41.89%	-38.77%	-74.07%	-88.60%	-70.29%	-21.55%
S&P/TSX Global Gold Index	-10.13%	35.67%	37.50%	32.76%	87.60%	13.41%
S&P/TSX Composite Index	-8.33%	11.00%	21.08%	10.32%	35.52%	6.27%

Note:
(1) Compound annual growth rate ("CAGR").

A significant portion of the Company's executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, and therefore provides alignment with the shareholder experience.

Summary Compensation Table

The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2017, 2018 and 2019.

Principal name and position	Year	Salary [1] (CDN$)	Share-based awards [2] (CDN$)	Option-based awards [3] (CDN$)	Non-equity incentive plan compensation STIP [4] (CDN$)	Pension value [5] (CDN$)	Other compensation (CDN$)	Total compensation (CDN$)
George Burns President & CEO	2019	1,000,000	1,649,994	549,997	1,040,000	300,000	-	4,539,991
	2018	1,000,000	1,350,000	450,000	860,000	300,000	-	3,960,000
	2017	916,667	3,350,000	1,700,000	490,188	275,000	600,000	7,331,855 [6]
Philip Yee EVP & CFO	2019	500,000	573,746	191,248	478,200	90,000	-	1,833,194
	2018	135,417	1,687,500	1,362,500	118,029	24,375	-	3,327,821 [7]
Paul Skayman Special Advisor to the COO	2019	540,000			522,720	299,404	-	1,362,124
	2018	540,000	526,500	175,500	534,330	356,236	-	2,132,566
	2017	540,000	324,000	162,000	228,015	235,152	-	1,489,167
Jason Cho EVP, Chief Strategy Officer	2019	489,792	573,746	191,248	495,865	88,162	-	1,838,813
	2018	465,000	453,375	151,125	414,594	83,700	-	1,567,794
	2017	380,833	279,000	139,500	255,846	27,679	-	1,082,858
Timothy Garvin EVP, General Counsel	2019	365,000	483,747	161,249	361,496	65,700	-	1,437,192
	2018	313,956	287,438	95,813	241,825	56,512	-	995,544

Notes:

(1) Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid and reported in Canadian dollars.

(2) Share-based awards are granted in the first quarter following the year of service (i.e. share-based awards granted in the first (or second) quarter of 2020 are considered 2019 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3) Option-based awards are granted in the first (or second) quarter following the year of service (i.e. option-based awards granted in the first or second quarter of 2020 are considered 2019 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black-Scholes method. We used the following assumptions in 2018 and 2019.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2018	-	59.48–62.78%	1.80–2.00%	1.79–3.79	6.20
2019	-	61.16–63.21%	1.78–1.80%	1.98–3.98	5.68
2020	-	62.75–63.65%	0.89–0.95%	1.96–3.96	12.90

(4) See page 50 for a description of the STIP.

(5) Pension value: see page 57 for information about the retirement benefit.

(6) Includes replacement compensation awarded in February 2017 (CDN$750,000 in PSUs, CDN$750,000 in RSUs and CDN$750,000 in stock options) and May 2017 (CDN$800,000 in RSUs, CDN$600,000 in stock options and CDN$600,000 in cash).

(7) Includes replacement compensation awarded in February 2019 (CDN$600,000 in PSUs, CDN$600,000 in RSUs and CDN$1,200,000 in stock options).

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The table below shows the total number of stock options and RSUs granted to the NEOs and their value, if any, as at December 31, 2019.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money number of stock options (1) (CDN$)	Number of unvested RSUs	Value of unvested RSUs (2) (CDN$)	Value of vested RSUs (2) (CDN$)	Number of unvested PSUs	Value of unvested PSUs (3) (CDN$)
George Burns	01-Feb-17	84,269	23.00	01-Feb-22	-					
	02-May-17	64,864	23.40	02-May-22	-					
	09-Apr-18	140,000	6.20	09-Apr-23	197,397					
	24-Feb-19	189,075	5.68	24-Feb-24	-					
				Total	**197,397**	**129,816**	**1,353,981**	**0**	**311,094**	**0**
Philip Yee	24-Feb-19	504,201	5.68	24-Feb-24	-					
	24-Feb-19	68,277	5.68	24-Feb-24	-					
				Total	**-**	**134,242**	**1,400,144**	**0**	**105,633**	**0**
Paul Skayman	24-Feb-15	58,730	33.35	24-Feb-20	-					
	02-Feb-16	88,961	16.10	02-Feb-21	-					
	27-Jan-17	58,027	22.00	27-Jan-22	-					
	09-Apr-18	64,800	6.20	09-Apr-23	91,368					
	24-Feb-19	73,739	5.68	24-Feb-24	-					
				Total	**91,368**	**53,019**	**552,988**	**173,837**	**62,795**	**0**
Jason Cho	24-Feb-15	26,455	33.35	24-Feb-20	-					
	02-Feb-16	50,905	16.10	02-Feb-21	-					
	27-Jan-17	38,384	22.00	27-Jan-22	-					
	09-Apr-18	37,200	6.20	09-Apr-23	-					
	24-Feb-19	63,497	5.68	24-Feb-24	-					
				Total	**-**	**44,909**	**468,401**	**0**	**52,644**	**0**
Timothy Garvin	09-Apr-18	37,800	6.20	09-Apr-23	53,298					
	24-Feb-19	40,257	5.68	24-Feb-24	-					
				Total	**53,298**	**32,995**	**343,721**	**0**	**33,736**	**0**

Notes:

(1) The value of the options is based on the difference between a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is based on a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3) The value of the PSUs is dependent on achievement of predetermined performance criteria. As of December 31, 2019, the threshold requirement for receiving a payout in relation to the outstanding PSUs had not been met. See page 55 for further information about the PSU performance criteria. PSUs vested in 2019 did not meet the threshold performance level and paid out at $0.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2019.

NEOs	Option-based awards – value vested during the year [1] (CDN$)	Share-based awards – value vested during the year [2,3] (CDN$)	Non-equity incentive plan compensation – value earned during the year (CDN$)
George Burns	1,867	277,113	–
Philip Yee	–	–	–
Paul Skayman	2,376	99,197	–
Jason Cho	2,046	74,747	–
Timothy Garvin	1,386	33,841	–

Notes:

(1) The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

(3) PSUs vested in 2019 did not meet the threshold performance level and paid out at $0.

Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive's employment is terminated by the Company without cause or by the executive for good reason following a change of control.

The maximum severance payable is **2× base salary and STIP** paid in the last 12 months.

Severance is payable only if the executive's employment is terminated by the Company without cause or by the executive for "good reason" following a change of control.

A change of control occurs if:

(a) There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b) Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

- We are the surviving corporation formed from the transaction; and
- Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c) The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d) At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the NEOs can terminate his or her employment for "good reason" by giving 90 days written notice within the 12-month period following a change of control and receive his or her severance package. Good reason has occurred if:

(a) The Company changes the executive's duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);

(b) There is any reduction by the Company of the executive's total aggregate value of compensation and/or benefits or any change in the basis upon which the executive's total compensation and benefits are determined if that change is or will be adverse to the executive;

(c) There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;

(d) There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e) The Company relocates the executive's principal office to any place more than 50 km from the location at which he or she performed his or her duties for the Company;

(f) There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company's corporate objectives; or

(g) There is any other significant (but not necessarily fundamental) change to the executive's terms and conditions of employment.

Termination Without Cause or for Good Reason Following a Change of Control

The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate each executive's employment without cause (including following a change of control), or an executive terminated his or her employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2019.

Termination by the Company without cause	**George Burns (CDN$)**	**Philip Yee (CDN$)**	**Paul Skayman (CDN$)**	**Jason Cho (CDN$)**	**Timothy Garvin (CDN$)**
2× base salary (paid in previous 12 months)	2,000,000	1,000,000	1,080,000	979,584	647,912
2× STIP award (paid in previous 12 months)	1,720,000	236,058	1,068,660	829,188	483,650
Benefits	12,602	11,549	8,905	15,172	11,563
Total	**3,732,602**	**1,247,607**	**2,157,565**	**1,823,944**	**1,143,125**
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation)					
Unvested stock options [1]	1,292,909	2,719,271	532,996	458,967	297,817
Unvested RSUs [2]	1,353,981	1,400,144	726,825	468,401	343,721
Unvested PSUs [3]	3,242,916	1,698,536	1,332,203	1,124,740	687,452
Total	**5,889,806**	**5,817,950**	**2,592,024**	**2,052,108**	**1,328,989**
Combined total	**9,622,408**	**7,065,557**	**4,749,589**	**3,876,052**	**2,472,114**

Notes:

(1) The value of the options is based on the difference between a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019) and the exercise price.

(2) The value of the RSUs is based on a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019).

(3) The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019) at target since payout upon a change of control is at the full discretion of the Board.

The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only.			2× base salary paid in previous 12 months	
STIP	A prorated portion may be paid, at the discretion of the Board.		No STIP is paid for the current year.	2× STIP award paid in previous 12 months	
Stock options (for executive officers appointed by the Board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise.		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise.	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board.	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date.
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.	On retirement, participants are entitled to be paid after the expiry of the performance period a prorated portion of PSUs based on the amount of time the participant was employed during the performance period. **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period.** On death or disability, participants are treated the same as for termination following change of control.		All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.	The performance period will be deemed to have ended as at the date of termination. **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period, and may be higher or lower than the number of PSUs initially granted.**

Director Compensation

Director Compensation Philosophy

Our director compensation program is designed to:

- Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
- Reflect the complexities, risks, skill sets and value associated with independent directors of the Board
- Be fair and equitable, reflecting the time and effort required by each director
- Align the interests of our Board and shareholders by committing directors to equity ownership requirements

In 2019, director compensation changed to a fixed annual retainer rather than a per-meeting fee.

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

Evaluation of the Program

The Compensation Committee reviews director compensation annually, considers feedback from shareholders and makes recommendations to the Board based on Eldorado's Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks and successfully oversee Eldorado's strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 47 for details on the compensation consultants, including fees paid.

Compensation Components

Director compensation includes:

- Annual retainer and additional retainers for the Chair of each Board committee
- Equity-based compensation
- Travel and other expenses necessary to cover the cost of travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table on the following page details the 2017 and 2018 retainer structure, and the 2019 flat-fee structure for Eldorado's independent directors. The overall compensation is consistent with peer group practices according to benchmarking conducted by independent compensation consultant WTW.

We pay annual retainers for directors on a quarterly basis.

Fees and Retainers

Director compensation	2019 (CDN$)	2018 (CDN$)	2017 (CDN$)
Annual retainers			
Member of the Board of Directors	100,000	90,000	94,500
Chair of the Board	185,000	175,000	180,000
Annual committee Chair retainers			
Audit Committee Chair	35,000	35,000	40,000
Compensation Committee Chair	20,000	20,000	25,000
CGNC Chair	10,000	10,000	15,000
Sustainability Committee Chair	10,000	10,000	15,000
Equity retainer	100,000	100,000	105,000
Board and committee meeting fee (per meeting)	n/a	1,250	1,500

Total Board Cost – 2017 Through 2019

The downward adjustments in director compensation combined with the change in Board composition resulted in a reduction in Board costs of approximately 28% from 2017 to 2018. As a result of moving to a fixed annual retainer in 2019, there was a further reduction of approximately 10% for "Total Board Cost," as shown in the graph below.


Total Board Cost
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$2,376,500
$1,710,279
$1,560,000
2017
2018
2019
Meeting fees
Equity retainer
Director retainers
Committee Chair retainers

Equity-based Compensation

In 2018, stock options were no longer granted to directors. Prior to 2018, equity-based compensation was awarded to Eldorado's directors on an annual basis in the form of DUs and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the Director Compensation Policy, in 2019, directors were eligible to elect to receive DUs, in the aggregate value of CDN$100,000.

In addition, directors may elect to receive DUs in lieu of their cash compensation.

Travel and Other Fees

Directors do not receive a per-day travel allowance, but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.

Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, starting in 2018, the equity ownership requirement was increased to three times their annual cash retainer within five years. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado's Board, thus aligning the directors' experience with that of the Company's shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates that all directors who have been members of the Board for five or more years have met their share ownership requirements.

For information about the directors' share ownership, see the "Director Equity Ownership" table on page 72.

Eldorado's independent directors are required to hold three times their annual cash retainer in Eldorado equity.

2019 Director Compensation

The table below shows the breakdown of total compensation earned by each director in 2019.

As President & CEO, Mr. Burns does not receive compensation as a director. See the "Summary Compensation" table on page 61 for information on Mr. Burns' 2019 compensation.

Director	Fees earned (CDN$)	DUs taken in lieu of fees [1] (CDN$)	Share-based awards [2] (CDN$)	Total (CDN$)
George Albino	145,000	40,000	100,000	285,000
Teresa Conway	100,000	–	100,000	200,000
Pamela Gibson [3]	110,000	–	100,000	210,000
Geoffrey Handley [3]	100,000	–	100,000	200,000
Michael Price [3]	82,440	27,560	100,000	210,000
Steven Reid [3]	120,000	–	100,000	220,000
John Webster [3]	126,250	8,750	100,000	235,000
Total	**783,940**	**76,310**	**700,000**	**1,560,000**

Notes:

(1) Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash.

(2) Share-based awards is the amount that directors received in DUs in 2019. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant and, from and after February 20, 2014, earn dividend equivalents.

(3) The following directors served as committee Chairs in 2019:
- Mr. Webster, Chair of the Audit Committee
- Ms. Gibson, Chair of the CGNC
- Dr. Price, Chair of the Sustainability Committee
- Mr. Handley, Chair of the Reserves and Resources review panel
- Mr. Reid, Chair of the Compensation Committee

Outstanding Option-based Awards and Share-based Awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2019.

	Option-based awards					Share-based awards		
Director	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options [1] (CDN$)	Number of unredeemed DUs [2]	Value of unredeemed DUs [2,3] (CDN$)	Value of redeemed DUs (CDN$)
George Albino	1-Nov-16	20,000	21.15	1-Nov-21	–	57,419	598,880	–
	27-Jan-17	8,235	22.00	27-Jan-22	–	–	–	–
Teresa Conway	–	–	–	–	–	18,168	189,492	–
Pamela Gibson	26-Feb-15	10,582	33.35	24-Feb-20	–	42,940	447,864	–
	2-Feb-16	17,543	16.10	2-Feb-21	–	–	–	–
Geoffrey Handley	2-Feb-16	17,543	16.10	2-Feb-21	–	64,187	669,470	–
	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	–
Michael Price	26-Feb-15	10,582	33.35	24-Feb-20	–	48,776	508,734	–
	2-Feb-16	9,210	16.10	2-Feb-21	–	–	–	–
	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	–
Steven Reid	26-Feb-15	5,555	33.35	24-Feb-20	–	74,595	778,026	–
John Webster	1-Jan-15	20,000	35.40	1-Jan-20	–	56,378	588,023	–
	2-Feb-16	7,017	16.10	2-Feb-21	–	–	–	–
	27-Jan-17	9,264	22.00	27-Jan-22	–	–	–	–

Notes:

(1) The value of the stock options is based on the difference between a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019) and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

(2) Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of cash retainer during their term as director:

Director	$ of DUs elected in lieu of cash	% of DUs elected in lieu of cash
George Albino	$201,588	37%
Teresa Conway	$3,744	3%
Pamela Gibson	$74,920	7%
Geoff Handley	$219,787	24%
Michael Price	$51,516	10%
Steve Reid	$327,319	33%
John Webster	$112,282	23%

(3) The value of the DUs is based on a market value of CDN$10.43 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2019). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

Equity-based Awards – Value Vested or Earned During Year

The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2019.

Director	Option-based awards – value vested during the year [1] (CDN$)	Share-based awards – value vested during the year [2] (CDN$)	Non-equity incentive plan compensation – value earned during the year (CDN$)
George Albino	–	–	–
Teresa Conway	–	–	–
Pamela Gibson	–	–	–
Geoffrey Handley	–	–	–
Michael Price	–	–	–
Steven Reid	–	–	–
John Webster	–	–	–

Notes:

(1) The value of the options is based on the difference in the market price on the vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The right to request the redemption of DUs does not occur until the director is no longer a member of the Board. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date.

Director Equity Ownership

The independent directors and the Chair of the Board are required to hold three times their annual retainer within five years of their appointment.

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2019.

Director	Equity ownership requirement (CDN$)	Number of share-based awards (DUs)	Number of common shares	Total number	Total market value (DUs and common shares [1] (CDN$)	Total cost basis (DUs and common shares (CDN$)	Multiple of annual retainer	Meets requirement [2]
George Albino	555,000	57,419	35,000	92,419	963,930	666,875	5.21	✔
Teresa Conway	300,000	18,168	8,000	26,168	272,932	159,520	2.73	n/a
Pamela Gibson	300,000	42,940	–	42,940	447,864	399,130	4.48	✔
Geoffrey Handley	300,000	64,157	2,000	66,157	690,018	1,157,406	11.57	✔
Michael Price	300,000	48,776	–	48,776	508,734	581,296	5.81	✔
Steven Reid	300,000	74,595	10,000	84,595	882,326	972,774	9.73	✔
John Webster	300,000	56,378	2,400	58,778	613,055	538,177	6.13	✔

Notes:

(1) Based on the closing price at December 31, 2019 (CDN$10.43).

(2) Ms. Conway joined the Board on June 21, 2018; she is not required to meet her shareholding requirement until June 21, 2021.

Other Information

Equity Compensation Plan Information

The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2019.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs	% of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	5,714,491	5,714,491	3.46%
PSUs under the PSU Plan	610,885	610,885	0.37%
Total	**6,325,376**	**6,325,376**	**3.83%**

- **Incentive Stock Option Plan:** from and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.
- **PSU Plan:** limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).

  The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 610,885; this number represents 0.38% of the issued and outstanding common shares.

As of December 31, 2019, 5,714,491 options to purchase the same number of common shares (representing 3.46% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of December 31, 2019, 3,748,454 options for the Incentive Stock Option Plan remain available for grant and 15,115 remain available for grant under the PSU Plan, assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower, depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2019, no common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado's annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	2019	2018	2017
Share options granted under Incentive Stock Option Plan	2,387,256	1,078,797	1,160,907
Underlying common shares granted to satisfy PSUs under the PSU Plan (1)	264,083	261,523	151,157
Weighted average shares outstanding	158,856,000	158,509,000	150,713,000
Burn rate – Incentive Stock Option Plan	1.50%	0.68%	0.77%
Burn rate – PSU Plan	0.17%	0.16%	0.10%

Note:

(1) PSUs are subject to performance criteria and can be redeemed at 0-200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

Stock Options

We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans (Previous Option Plans): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 (Employee Plan) and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 (Officers and Directors Plan). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards, and to reflect industry standards and changes to laws.

Granting and Vesting

Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the plans, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement by:

- Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and Directors Plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; or
- The optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

Exercising Options

The Board determines an option's exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e. the closing price of our common shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special Situations

If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:

- On death, his or her estate has 365 days to exercise the vested options
- On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement, provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares Reserved for Issue

From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares.

The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e. 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.

Restrictions for Insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan

Beginning in 2018, stock options were no longer granted to directors. Under our previous Director Compensation Policy, the Board could grant up to 100,000 options vested over two years to a non-executive director when he or she is first elected or appointed to our Board, and had the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of CDN$100,000 per year at the discretion of the Board. (See "Director Compensation" on page 67.)

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options, and relevant option price, will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body:

- Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price will be adjusted as deemed necessary or equitable by the Board

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

Making Changes to the Plan

Except as described below, shareholders must approve all changes to the plan, including changes that involve:

- Changing the number of common shares that can be reserved for issue under the plan, including:
  - Increasing the fixed maximum or fixed maximum percentage
  - Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need shareholder approval to make changes like:

- Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
- Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements

Under the NYSE rules, shareholders generally must approve material changes to compensation plans which may include, among others:

- A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
- A material expansion of the types of awards available under the plan
- A material change in the method of determining the exercise price of options under the plan
- A material extension of the duration of the plan
- A material expansion of the class of participants eligible to participate in the plan
- A repricing of the exercise price of options

The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder's consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.

Other Terms and Conditions

The plan contains requirements for the granting of qualified incentive stock options under the United States tax code.

The Board can suspend or terminate the plan at any time, and impose other terms and conditions on any options granted under the plan.

The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, by contacting our Corporate Secretary, or on the SEDAR website (www.sedar.com).

Performance Share Units

The shareholders approved a PSU Plan effective May 1, 2014.

Granting

Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan. See "Performance Share Units" on page 55 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e. had the PSUs held in the participant's PSU account been common shares as of the record date) by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 626,000, subject to adjustment.

Under the PSU Plan, common shares reserved from the treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption) will be available for subsequent grants of PSUs under the PSU Plan.

Restrictions for Insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or and any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.

Vesting

Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See "Performance Share Units" on page 55 for a discussion of the current performance vesting targets.

Redemption

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant's employment has not been terminated.

PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.

Additional specific requirements apply to U.S. participants, as set out in the Plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

Assigning or Transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs whether vested or not shall be forfeited and cancelled, if:

- We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
- We make a material adverse change to the executive's salary, duties or responsibilities and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change; or
- Employment is terminated as a result of disability or the participant's death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See "Performance Share Units" on page 55 for a discussion of the current performance vesting targets.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:

- Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
- For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the PSU Plan

Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:

- The number of common shares that can be reserved for issue under the Plan, including:
  - Increasing the fixed maximum or fixed maximum percentage
  - Changing from a fixed maximum number to a fixed maximum percentage
  - Changing from a fixed maximum percentage to a fixed maximum number

Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:

- Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the Plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.

Restricted Share Units

The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018, and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of "change of control"; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matter; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes.

NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

Granting

Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan. RSUs can be granted subject to vesting on time or achievement of performance targets.

Restrictions

The maximum number of our common shares that may be delivered under the RSU Plan has been 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan, and to manage other administration matters. See "Normal Course Issuer Bid" on page 81.

Vesting

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period – that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs, if the holder does not elect early redemption. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the Plan, the RSU shall be redeemed immediately after the blackout period is lifted.

Assigning or Transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant's estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

- Terminate employment for any reason other than cause within 12 months of a change of control; or
- Make a material adverse change to the executive's salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive's employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.

If a holder's employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

- Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
- Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the RSU Plan or RSUs

The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder's consent is required – unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.

Normal Course Issuer Bid ("NCIB")

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid ("NCIB"). These purchases have been made by GMP Securities LP in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity.

Acquisitions of common shares under the NCIB over the last five years are set out in the table below. The units and average prices are reported on a pre-consolidation basis for years 2014 to 2017.

Period	Number of common shares purchased	Average price (CDN$)	Total cost (CDN$)
April 25, 2014 to April 24, 2015	515,553	5.94	3,064,823
May 27, 2015 to May 26, 2016	–	–	–
June 13, 2016 to June 12, 2017	–	–	–
June 12, 2018 to June 11, 2019	1,742,130	1.57	2,739,017
July 11, 2019 to March 17, 2020	–	–	–

Eldorado applied to the TSX in 2020 to reinstate the NCIB. No shares have been purchased under the NCIB since reinstating.

Deferred Unit ("DU") Plan

The Board adopted a DU Plan as of July 15, 2010, as amended and restated as of February 20, 2014, and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.

Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

- The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
- DUs are denominated in common shares when they are credited to a participant's account

DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director's cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).

Participants may redeem the DUs after the *termination date* – the earliest date that both of the following conditions are satisfied:

- The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
- The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the *Tax Act*

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.

Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the Plan.

Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs [1] as at December 31, 2019 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2019 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a]) as at December 31, 2019 (c)
Equity compensation plans approved by security holders	6,325,376	$14.08	3,763,569
Equity compensation plans not approved by security holders	–	$14.08	–
Total	**6,325,376**		**3,763,569**

Note:

(1) The PSU Plan is limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 610,885; this number represents 0.37% of the issued and outstanding common shares.

Directors' Approval

The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.

By Order of the Board of Directors

"George Albino"

George Albino

Chair of the Board

March 17, 2020
Vancouver, BC

Eldorado Gold Corporation

Board of Directors: Terms of Reference

I. Roles and Responsibilities

The principal role of the board of directors (the "Board") is stewardship of Eldorado Gold Corporation (the "Company"). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the "CBCA"), the Company's articles and by-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company's articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the "Committees") on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i) **Strategic Planning.** Assisting in the development of and regularly reviewing and monitoring the Company's long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii) **Performance Review.** Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii) **Budgeting.** Reviewing and approving the Company's annual budgets, including capital expenditures.

(iv) **Risk Management.** Understanding and overseeing the principal risks associated with the Company's business and regularly monitoring the systems in place to manage those risks effectively.

(v) **Reviewing Material Transactions.** Reviewing and approving transactions that are either material or not in the ordinary course of the Company's business.

(vi) **CEO Appointment and Evaluation.** Appointing a Chief Executive Officer ("CEO") of the Company, approving the CEO's compensation and establishing and administering appropriate processes to measure the CEO's performance in carrying out the Company's stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(vii) **Succession Planning.** Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement.

(viii) **Determining Compensation.** Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the "Directors").

(ix) **Management.** Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(x) **Director Nomination.** Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements ("Independent Directors"), in conjunction with the Corporate Governance and Nominating Committee.

(xi) **Internal Controls.** In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company's internal controls over financial reporting and disclosure and management information systems.

(xii) **Disclosure Policy.** Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiii) **Reserves and Resources.** Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xiv) **Shareholder Communication.** Reviewing the Company's communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company's securities trade.

(xv) **Shareholder Feedback.** Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvi) **Corporate Governance.** In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company's compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company's securities trade and best practice with respect to corporate governance.

(xvii) **Code of Conduct and Business Ethics.** Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xviii) **Integrity.** To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

(xix) **By-laws.** If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.

(xx) **Financial Disclosure.** Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management's Discussion and Analysis, the Annual Information Form and Management Information Circular, in conjunction with the Committees of the Board as applicable.

(xxi) **Committees of the Board.** Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee and (d) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.

(xxii) **Terms of Reference.** Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxiii) **Evaluation of Board and Committees.** Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxiv) **Meetings with Management.** Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxv) **Continuing Education.** In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.

(xxvi) **Regulatory Compliance.** Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxvii) **Goodwill.** Enhancing the reputation, goodwill and image of the Company.

(xxviii) **General.** Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II. Composition

Qualification of Directors

(i) As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii) A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

(iii) At least 25 percent of the Directors shall be Canadian residents.

Chair of the Board

(i) The chair of the Board (the "Chair") shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii) The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled "Chair of the Board of Directors".

Director Nomination, Appointment, Resignation & Retirement

(i) An individual who is nominated as a director ("Nominee Director") shall submit a written consent to act to the Company in such form as the Company may require.

(ii) A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii) All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv) In accordance with the Company's by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v) A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

(i) The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii) The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii) A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.

(iv) The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.

(v) At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi) At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii) The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i) The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company's management present for the purposes of evaluating the Company's senior management and discussing such other matters as may be appropriate.

(ii) The Independent Directors will appoint a member to act as Secretary of the 'in-camera' meetings.

(iii) Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.

(iv) Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III. Expectations of a Director

(i) **Commitment and Attendance.** All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.

(ii) **Preparation for Meetings.** All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii) **Knowledge of Operations.** All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv) **Other Directorships and Significant Activities.** Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company's Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v) **Contact with Management and Employees.** Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi) **Speaking on Behalf of the Company.** Directors are required to adhere to the Company's Disclosure Policy.

(vii) **Confidentiality.** The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

(viii) **General.** Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV. Outside Advisors

The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors' duties.

V. Limitation on the Board's Duties

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company's shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI. Approval

Approved by the Board February 19, 2020.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in these Shareholder Materials are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, improved production at Olympias, completion and results of the PEA at Lamaque and expanded production, completion of construction at Skouries, expectations regarding repayment of outstanding debt, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company's, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled "Forward-Looking Statements" and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Design: Hagan Studios   Print: Donnelley Financial Solutions

WORLD
GOLD
COUNCIL
MEMBER

Breaking new ground.

Eldorado Gold Corporation

11th Floor, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018
f: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO